Exhibit 99.6

Red White & Bloom Brands Inc. Management Discussion and Analysis For the three and six months ended June 30, 2023 Dated August 29, 2023

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
NON-IFRS AND SUPPLEMENTARY FINANCIAL OR OPERATING MEASURES	3
INTRODUCTION	4
COMPANY OVERVIEW AND STRATEGY	4
DESCRIPTION OF THE BUSINESS	5
OUTLOOK	7
RECENT DEVELOPMENTS	7
ACQUISITIONS	10
DISCONTINUED OPERATIONS	11
FINANCIAL HIGHLIGHTS	11
RESULTS OF OPERATIONS	12
OPERATING EXPENSES	17
OTHER EXPENSES (INCOME)	21
ADJUSTED EBITDA	22
STATEMENT OF FINANCIAL POSITION	23
SUMMARY OF QUARTERLY RESULTS	27
SUMMARY OF OUTSTANDING SHARE DATA	27
RELATED PARTY TRANSACTIONS	28
COMMITMENTS AND CONTINGENCIES	29
LIQUIDITY AND CAPITAL RESOURCES	30
OFF-BALANCE SHEET ARRANGEMENTS	35
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	36
OTHER RISKS AND UNCERTAINTIES	36
SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	36
NEW ACCOUNTING PRONOUNCEMENTS	36
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	37

2

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The following Management Discussion and Analysis ("MD&A") may contain "forward-looking information" within the meaning of Canadian securities legislation ("forward-looking statements"). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", or "occur”, or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to, the following:

•	the performance of the Company’s business and operations.
•	the expected timing and projected cost of the Company’s business objectives and initiatives including its expansion plans; both organic and acquisitive.
•	the business strategies of the Company.
•	the impact of the introduction of new branded cannabis product offerings.
•	the impact of ongoing and prospective cost savings initiatives.
•	the impact of laws and regulations maintained by various levels of government (existing, proposed, and/or amended) including but not limited to those impacting operating licenses to conduct business activities in relevant jurisdictions within the cannabis industry.
•	expectations regarding production capacity including the Company’s performance at its cultivation and processing facilities.
•	expectations regarding relevant cannabis market conditions in the United States, including regulatory, specific to federal and specific state jurisdictions in which the Company legally operates.
•	the competitive conditions of the cannabis industry in the United States.
•	the state of banking regulations in the United States as it relates to the cannabis industry.
•	the intention of the Company to complete any offering of securities (in any form) or debt (in any form) issued by the Company.

There can be no assurance the aforementioned conditions as well as other factors will not affect the accuracy of forward-looking statements made by the Company regarding the anticipated performance of its business. Such factors include, but are not limited to, the Company's ability to obtain financing from external resources in whatever form, the general impact of financial market conditions that may impact the Company and its ultimate consumers, the yield from marijuana growing operations, product demand in channels to market that the Company services, changes in prices of key raw material inputs, the impact of competition in legal states which the Company operates, and federal, state and local government regulations.

Readers are encouraged to reference the Company's public filings, overseen by Canadian securities regulators, which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

NON-IFRS AND SUPPLEMENTARY FINANCIAL OR OPERATING MEASURES

The Company references non-IFRS and supplementary financial or operating measures, including, but not limited to, Adjusted EBITDA. This measure does not have a standardized meaning prescribed by IFRS and is most likely not comparable to similar measures presented by other public company issuers including those operating in the cannabis industry. Non-IFRS measures provide investors with additional insights into the Company’s financial and operating performance which may not be garnered from traditional IFRS measures. The management of the Company, including its key decision makers, use non-IFRS measures in assessing the Company’s financial and operating performance.

The Company calculates Adjusted EBITDA as net income or loss excluding current and deferred income tax expense, finance expense (net), depreciation and amortization, fair value changes in biological assets, realized fair value changes in inventory sold, share based compensation, termination costs, gains or losses on revaluation of debt or accounts payable and accrued liabilities, gains or losses on extinguishment of debts or accounts payable and accrued liabilities, impairments of tangible or intangible assets, impairment of goodwill, accreted interest on leases and applicable short term and long term liabilities, gains or losses on asset disposals, foreign exchange, gain or loss on earnouts, bad debt expense, and non-recurring expenses such as penalties and late fees.

3

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red White & Bloom Brands Inc. (the “Company” or “RWB”) is intended to assist the reader in better understanding the operations and key financial results as of the date of this MD&A and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2023 (“2023-Q2 and 2023-YTD,” respectively), and the comparative period June 30, 2022 (“2022- Q2 and 2022-YTD, respectively), and the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2022 (“2022-YE”), collectively referred to as the “Financial Statements.” The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with the interim financial statements being prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and select interpretations of the IFRS Interpretations Committee for all periods presented. The information in this MD&A is current as of August 29, 2023.

This MD&A has been reviewed by the Company’s Audit Committee and approved by its Board of Directors on August 29, 2023.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars (CAD) except as indicated otherwise. All references to the Company contained in the MD&A include references to all its subsidiaries, as applicable. The Financial Statements and MD&A, along with addition information about the Company are filed on SEDAR+.

COMPANY OVERVIEW AND STRATEGY

Company Overview

Red White & Bloom Brands Inc. was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia. The shares of the Company are traded on the Canadian Stock Exchange under the trading symbol “RWB” and on the OTCQX under the trading symbol “RWBYF”. The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s principal operations are (1) the distribution of branded and non-branded cannabis products, both adult-use and medical use, direct to legally licensed retailers, (2) retail operations selling branded and non-branded cannabis products, both adult- use and medical use, (3) captive cultivation, processing, packaging, and procurement operations that support the distribution, retail, and licensing operations, and (4) licensing of the Platinum Vape brand to third party distributors. As of the date of the MD&A, the Company’s operations are primarily conducted in the legal states of Michigan, Florida, and California with active licensing arrangements in the states of Missouri, Massachusetts, and Arizona.

Company Strategy

The Company is committed to driving the growth of its distribution and retail operations, through organic and acquisitive means, leveraging its premium Platinum and Platinum Vape brands (“PV” or “Platinum”) through its branded cannabis product offerings as well as its House of Platinum brand name and retail banners. The Company has also leveraged, through the licensing agreements, the exposure of its branded products to other markets throughout the United States. The Platinum name brand is associated with the highest quality cannabis offerings in the legal states currently represented by the Company in the United States. The Company strives to maintain Platinum’s strength as a product on which cannabis consumers can rely for best-in- class product attributes, garnered through regimented procurement, production, and ongoing quality standards.

PV product lines include a wide range of disposable and reusable vape pens, cartridges, and pods available in a variety of strain-specific flavors and effects. In addition, PV products also include carefully crafted, cannabis infused, palate driven, edible creations including, but not limited to, Gummy Coins based on traditional candy flavors, and packaged bulk flower and pre-rolls; standard and infused.

4

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

DESCRIPTION OF THE BUSINESS

Distribution

On January 18, 2022, upon receiving regulatory approval, the Company activated a manufacturing, processing, and distribution center in Warren, Michigan dedicated to the production, sale and distribution of both adult use and medical use cannabis product offerings to licensed retailers in the state of Michigan. The Company conducts its operations in a processing and warehousing facility located in Warren, Michigan. Currently, the Company’s primary business is the distribution of Platinum and Platinum Vape branded premium cannabis products for both adult use and/or medical use to licensed retailers in the state of Michigan. As of the date of this MD&A, the Company services over 300 adult use and medical retailers in the state of Michigan with several other retailers represented in various other states.

The Company also has distribution operations in the state of California leveraging local contract manufacturing, warehousing, and distribution capacity. The Company’s primary business is the distribution of branded adult-use cannabis product offerings to legally licensed California adult-use cannabis retailers. The Company offers a full product line of Platinum and Platinum Vape branded, premium cannabis products sold at retailers throughout California.

Licensing

In concert with the Company’s continuing asset light growth initiative, RWB (PV) Licensing, LLC, a newly incorporated subsidiary of RWB, collaborates and contracts with arm’s length licensed distributors in select legal states through procurement and sale of Platinum or PV branded non-THC inputs (packaging, hardware) and licensing arrangements which grant these distributors a right to manufacture, market, and distribute Platinum or PV branded products to licensed retailers within their home markets. Platinum products currently represented by licensed distributors focus on PV branded vape cartridges and PV branded disposable vapes utilizing the Skybar™ hardware platform. These procurement and licensing arrangements support expansion of the PV footprint in states which the Company does not maintain physical licensed operations and also help the Company diversify its revenue and income streams, while investing and capitalizing on the PV brand’s well-established reputation.

Retail

As of June 30, 2023, the Company is licensed to operate a total of four medical cannabis retail stores (dispensaries) in the state of Florida, a processing facility located in Sanderson, Florida, and a cultivation facility in Apopka, Florida. The Sanderson facility is owned by the Company and includes fifteen acres of land, a 110,000 square foot facility utilized for cultivation and processing, and a 4,000 square foot freestanding administrative office building. The Apopka facility is owned by the Company and includes a fully licensed and operational 45,000 square foot greenhouse situated on 4.7 acres of land. All outputs produced by the Apopka facility are committed to the Sanderson facility for processing. The Sanderson facility processes bulk cannabis inputs supplied to it exclusively by the Apopka facility. The Sanderson facility produces cannabis product offerings sold exclusively through the Company’s captive retail stores (dispensaries) situated throughout the state of Florida. The Company leases a total of nine retail locations throughout the state, four of which are operating as of the date of this report. The 4th medical retail location, located in Clearwater, Florida, was approved and licensed for operation in February 2023. The Company is currently planning the activation of the remaining five locations over the course of fiscal 2023 contingent on the ability of the regulatory authorities to comply with the Company’s fixturing and activation timeline.

As of June 30, 2023, the Company is licensed, within the state of Michigan, to operate a total of eight adult-use and/or medical use cannabis retail stores (dispensaries), and two indoor cultivation facilities located in Glendale, Michigan, and Marquette, Michigan., The Company also owns a municipally licensed ten acre outdoor cultivation facility in Au Gres, Michigan which is currently dormant, and several other real estate properties located throughout the state of Michigan which are available for potential cultivation and cannabis dispensary operations.

5

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

The following sets out the Company’s total licensed cannabis retail locations within the United States as of June 30, 2023.

Jurisdiction	Licensed, Active Cannabis Retail Stores	Cannabis Retail Stores available to be Activated	Total Available Retail Locations
Florida	4	5	9
Michigan	8	4	12

As of the date of the MD&A, the Company has substantially completed construction on a profile retail location located South Miami Beach, Florida and anticipates activating operations at this location during the fourth quarter of fiscal 2023. The Company is continuing to execute the fixturing and activation of the remaining four Florida retail locations working within its capital constraints and accounting for the requisite regulatory provisions. The Company also continues to assess options to monetize the balance of its Michigan retail locations including those held by the Company that are currently not licensed or in use.

The following table lists the Company’s subsidiaries and percentage of holdings as at the date of this MD&A:

Subsidiary	Source Currency	Jurisdiction	% Ownership As at June 30, 2023	% Ownership As at December 31, 2022
(1) RWB (PV) Canada, Inc.	CAD	Alberta, Canada	100%	-
Red White & Bloom Brands Inc. (Parent)	CAD	British Columbia, Canada	100%	100%
1251881 B.C. Ltd.	CAD	British Columbia, Canada	100%	100%
RWB Licensing Inc.	CAD	British Columbia, Canada	100%	100%
MichiCann Medical Inc.	CAD	Ontario, Canada	100%	100%
PV CBD, LLC	USD	California, United States	100%	100%
(1) RWB California, Inc.	USD	California, United States	100%	-
RWB Platinum Vape Inc.	USD	California, United States	100%	100%
Vista Prime Management, LLC	USD	California, United States	100%	100%
Vista Prime 3, Inc.	USD	California, United States	100%	100%
Vista Prime 2, Inc.	USD	California, United States	100%	100%
Mid-American Growers, Inc.	USD	Delaware, United States	100%	100%
(2) Royalty USA Corp.	USD	Delaware, United States	100%	100%
(2) RWB Illinois, Inc.	USD	Delaware, United States	100%	100%
RWB Florida LLC	USD	Florida, United States	77%	77%
Red White & Bloom, Florida Inc.	USD	Florida, United States	77%	77%
Real World Integration, LLC	USD	Illinois, United States	100%	100%
GC Ventures 2, LLC	USD	Michigan, United States	100%	100%
Pharmaco, Inc.	USD	Michigan, United States	100%	-
RWB Michigan LLC	USD	Michigan, United States	100%	100%
RWB (PV) Licensing, LLC.	USD	Nevada, United States	100%	-
(3) RLTY Beverage 1 LLC	USD	Delaware, United States	Dissolved	100%
(3) RLTY Development MA 1 LLC	USD	Delaware, United States	Dissolved	100%
(3) Mid-American Cultivation, LLC.	USD	Illinois, United States	Dissolved	100%
(3) RWB Freedom Flower, LLC	USD	Illinois, United States	Dissolved	100%
(3) RWB Shelby, Inc.	USD	Illinois, United States	Dissolved	100%
(3) RLTY Development Orange LLC	USD	Massachusetts, United States	Dissolved	100%
(3) RLTY Development Springfield LLC	USD	Massachusetts, United States	Dissolved	100%

(1) Newlyincorporated: RWB (PV) Canada, Inc. (March 7, 2023), RWB California, Inc. (February 7, 2023)

(2) Pending reactivation: Royalty USA Corp., RWB Illinois, Inc.

(3) Dissolved: RLTY Beverage 1 LLC (December 20, 2022), RLTY Development MA 1 LLC (December 9, 2022), Mid-American Cultivation, LLC. (July 5, 2022, RWB Freedom Flower, LLC (August 22, 2022,) RWB Shelby, Inc.(October 25, 2022), RLTY Development Orange LLC (December 20, 2022), RLTY Development Springfield LLC (December 20, 2022).

6

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

OUTLOOK

The Company continues to focus on the expansion of its various lines of business through various means including leveraging its asset light growth strategy in states in which it does not maintain a physical footprint through its Licensing segment. These actions included but were not limited to the following:

•	Appointment of a new Chief Financial Officer, Edoardo (“Eddie”) Mattei, who brings strong financial and operational experience that will be invaluable to the Company through its continued expansion.
•	Expansion into Arizona, a key part of RWB’s latest series of moves to scale entry into new strategic legal markets, with over twelve flavor profiles of its premium, Platinum branded vape cartridges and disposable vape products currently being stocked by dispensaries across the state.
•	The addition of a new dispensary in Clearwater, Florida, expanding Florida’s operations to four active locations across the state, with five additional locations pending activation as noted above.
•	Leveraging key supply chain competencies in the state of California to streamline costs and increase speed to market for its revamped distribution operations in the same state.
•	Expanding the Company’s revenue streams through its Licensing segment to further capitalize on the strength of the popular and well-regarded PV and Platinum brands.

The Company is now focused on prioritizing growth of its “Platinum”, “Platinum Vape”, and “House of Platinum” branded product portfolio and retail banners through its respective channels to market (Distribution or direct to retailer, Licensing through third party distributors, Retail or direct to customer) in legal U.S. states where it maintains a physical footprint or where it has extended, or plans to extend, its asset-light presence through procurement and licensing arrangements with distributors in strategically targeted legal U.S. states such as Arizona, Ohio, Missouri, Colorado, and Massachusetts. In addition, the Company continues to pursue asset-light execution and exploitation of its Platinum brands and product offerings in international legal markets, such as Canada, through strategic partnerships with licensed producers.

The Company has extended the availability of the Platinum, Platinum Vape, and House of Platinum branded product lines in each state in which it operates. The Company has expanded its focus on Live Resin and Live Rosin vape offerings, premium edible offerings, including but not limited to, branded gummy coins, as well as disposable vape products under the Skybar™ hardware platforms (currently available in Michigan, Arizona, and Missouri). As of the date of the MD&A, the Company, in collaboration with a Canadian licensed producer and distributor, has launched Platinum branded vape cartridges and disposable vape products utilizing the Skybar™ hardware platform, in the federally legal Canadian cannabis market. These products are made available to licensed retailers across Canada through provincially regulated distributors.

RECENT DEVELOPMENTS

Aleafia Health, Inc. (“Aleafia”) – Stalking Horse Agreement

On June 6, 2023, in conjunction with the execution of a binding letter agreement for a potential business combination between the Company and Aleafia Health, Inc. (the “Aleafia Letter Agreement”), the Company was assigned and acquired senior secured debt held by Aleafia Heath, Inc. (“Aleafia”) at a discounted purchase price of $12.5 million from a lender of Aleafia, and subsequently loaned Aleafia an additional $1.5 million under the credit facility (the “AH Note Receivable”).

On July 14, 2023, the Company and Aleafia mutually agreed to terminate the Aleafia Letter Agreement without liability or cost to either party.

7

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

On July 24, 2023, in light of Aleafia’s financial condition, the termination of the Aleafia Letter Agreement, and the ongoing breach of covenants under the AH Note Receivable by Aleafia, RWB issued demand letters and notices to enforce its security under Section 244 of the Bankruptcy and Insolvency Act.

On July 25, 2023, Aleafia announced that it had received an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act (“CCAA”), in order to restructure its business and financial affairs (the “Aleafia CCAA Proceedings”). The Initial Order approved, among other things, debtor-in-possession financing (“DIP Financing”) to be provided by RWB to fund the Aleafia CCAA Proceedings and other short-term working capital requirements pursuant to a term sheet between RWB and Aleafia dated July 24, 2023 (the “Aleafia DIP Term Sheet”). As specified under the Aleafia DIP Term Sheet, RWB agreed to advance DIP Financing up to $6.6 million (the “DIP Loan”). The continued availability of the DIP Loan is conditional upon, among other things, certain conditions being satisfied, including the Initial Order remaining in effect.

On August 22, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved a stalking horse asset purchase and share subscription agreement (the “Stalking Horse Agreement”) pursuant to which RWB would acquire certain assets from Aleafia and subscribe for shares of certain subsidiaries of Aleafia if RWB becomes the successful bidder pursuant to the sale and investment solicitation process (“SISP”), also approved by the Court, in connection with the Aleafia’s CCAA proceedings of Aleafia and certain of its subsidiaries (collectively, the “Aleafia Group”).

The Stalking Horse Agreement provides for a reverse vesting transaction whereby a wholly owned subsidiary of RWB would subscribe for shares of Emblem Cannabis Corporation, Canabo Medical Corporation, Aleafia Farms Inc., and Aleafia Retail Inc. (collectively, the “Aleafia Purchased Entities”, with such shares being referred to as the “Purchased Shares”) and acquire specific intellectual property owned, licensed or leased by Aleafia (the “Purchased IP”). Certain excluded assets and liabilities of the Aleafia Purchased Entities would be transferred to one or more corporations that would not be included among the Aleafia Purchased Entities at closing. RWB’s subsidiary would be the sole shareholder of the Aleafia Purchased Entities should RWB be the successful bidder under the terms of the aforementioned Stalking Horse Agreement.

There is no assurance that RWB’s Stalking Horse Bid will be the successful bid under the SISP. If RWB’s Stalking Horse Bid is unsuccessful, the Stalking Horse Agreement will terminate. Any alternative successful bid would result in the repayment in full of all amounts outstanding under the AH Note Receivable and the “DIP Loan in addition to the payment of an expense reimbursement of up to $0.5 million associated with transaction costs incurred by RWB in connection with the preparation of RWB’s Stalking Horse Bid.

Entering into the Stalking Horse Agreement was evaluated and ultimately approved by the disinterested members of the board of directors of each of Aleafia and RWB.

For more detailed information on the AH Note Receivable, the Aleafia Letter Agreement, the DIP Loan, and the Aleafia Stalking Horse Agreement, and the other events surrounding the Aleafia transaction, the reader is referred to the subsequent events note in the Company’s most recently filed financial statements available at SEDAR+.

Other recent developments

•	On June 23, 2023, the Company executed a procurement commitment for biomass to be harvested in the fourth quarter of fiscal 2023. The supply from this harvest is expected to satisfy a material portion of the Company’s biomass requirements through the 2nd quarter of fiscal 2024 as well as ensuring that the Company’s cost to procure biomass in the volatile Michigan marketplace is further solidified. The biomass will be utilized to produce inputs for PV and Platinum branded vape cartridges, and disposable vape products to be distributed in the state of Michigan through the Company’s Distribution and Retail channels.

8

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

•	On March 27, 2023, the Company entered into a secured note payable agreement with Royal Group Resources, Ltd. (“RGR”) to document Canadian dollar advances made by RGR to the Company (the “CAD RGR Grid Note”), maturing on September 12, 2024; secured by a first priority security interest in, and pledge of the equity ownership interest of the Company’s subsidiary; RWB Michigan, LLC. The CAD RGR Grid Note will bear interest at an aggregate rate of 12% per annum with interest payments on the last day of each month. As at the date of this MD&A, the principal balance of the CAD RGR Grid Note was $18.9 million. Proceeds from advances from the CAD RGR Grid note were used to facilitate the assignment and acquisition of the AH Note Receivable from a third-party lender, provide additional advances of $1.5 million to Aleafia under the AH Note Receivable, and for general corporate purposes including funding costs associated with the Company’s head office operations in Canada. See Liquidity and Capital Resources section for further details.

•	On March 15, 2023, by way of corporate resolution, the Company formally appointed its Chief Financial Officer having secured regulatory approval. On appointment, the Company issued 1,250,000 stock options, exercisable to acquire up to 1,250,000 common shares of the Company at an exercise price of $0.10. The stock options vest quarterly over a period of two years commencing on the first anniversary date of the grant. The terms for the grant are in line with the parameters set out in the Company’s existing Employee Stock Option Plan.

•	On March 10, 2023, the Company entered into a secured note payable agreement, amending the agreement with RGR to document US dollar advances made by RGR to the Company (the “USD RGR Grid Note”). The USD Grid Agreement initially provides for an amendment to an existing USD$5,850,000 RGR Note for a change in principle with all other terms and conditions remaining the same. As at the date of this MD&A, the principal balance of the USD RGR Grid Note was USD$20.3 million. Proceeds from advances from the USD RGR Grid note were used for working capital purposes. See Liquidity and Capital Resources section for further details.

•	In March 2023, trading on the OTCQX for the Company was suspended, pending the Company completing the filing of form 20Fs for 2021-YE, and 2022-YE. As of the date of this report, the Company is working diligently with its advisors to complete the required filings. Once complete, the Company will work in collaboration with the SEC and the OTCQX to confirm a timeline for release of the suspension. Once the release of the suspension is granted by the requisite authorities, the Company will concurrently seek to deregister its SEC membership in accordance with guidelines and timelines set by the applicable governing bodies. The Company is not seeking to file on an SEC sponsored exchange in the near term and, accordingly, will not be required to maintain both the cost and administration of the registration and its requisite filings.

•	On February 10, 2023, the Company announced the launch of Platinum Vape product offerings in the adult use Arizona market. Product offerings include a variety of flavor profiles of its premium vape and disposable vape products, stocked in dispensaries across the state. Additional high quality PV branded offerings are expected to be introduced within the state over the course of the 2023 fiscal year. The Arizona launch was facilitated through a procurement and licensing arrangement between the local distributor and the Company’s licensing subsidiary, RWB (PV) Licensing, LLC.

•	On February 7, 2023, the Company successfully activated a medical use retail store (dispensary) in the city of Clearwater, Florida; its fourth medical use retail store in the State of Florida. As of the date of this report, the Company is finalizing timelines to activate its five remaining medical use retail stores in the state of Florida strategically located in the cities of Brandon, South Miami Beach, North Miami Beach, Hollywood, and Orange Park.

•	On February 1, 2023, the Company amended the secured CAD$2,210,000 BJMD Note to update the principal from $2.2 million to $2.7 million, renaming the loan from the “CAD$2,210,000 BJMD Note” to the “CAD$2,710,000 BJMDSD Note,” with all other terms and conditions remaining the same. $0.5 million in additional funding was received by the Company on amendment.

•	On January 30, 2023, pursuant to the terms and conditions set out in its January 10, 2020, Credit Agreement with Bridging Finance, Inc. (“Bridging”), the Company extended the maturity of its Credit Facility to July 31, 2023. As a consequence of this extension, the Company was subjected to a non-refundable amendment fee in the amount of $0.1 million. The Company is continuing to work collaboratively with Bridging regarding a path forward given the pending maturity of the Credit Facility in fiscal 2023. As at the date of this MD&A, the Company and PWC, on behalf of Bridging, are collaboratively engaged in negotiations to settle the Credit Facility with the instrument having matured on July 31, 2023. No definitive agreements have been finalized in this regard.

9

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

ACQUISITIONS

Acquisition of Pharmaco, Inc.

On February 7, 2022, the Company closed its acquisition of Pharmaco, Inc. via RWB Michigan, LLC, the Company’s wholly owned subsidiary (“RWB Michigan”), in an all-stock transaction (the “Pharmaco Acquisition”). The closing of the Pharmaco Acquisition met the requirements of a business combination under IFRS 3.

Consideration for the Pharmaco Acquisition included the issuance of 37 million units of RWB (“Units”), a previously held call/put option valued at $94 million on date of acquisition, and $38.1 million in debt assumed. Each Unit consists of one common share and one series II convertible preferred share (each, a “Series II Preferred Share” and collectively, the “Series II Preferred Shares”) in the capital of RWB. Each Series II Preferred Share was convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022. The Series II Preferred shares were subject to voluntary lock-up until January 1, 2023. The Units were issued at a deemed price of $1.00 per unit. All Series II Preferred Shares issued in relation to the Pharmaco Acquisition were converted into common shares of the Company by April 24, 2022 (refer to the “Summary of Outstanding Share Data” section).

The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities:

$
Consideration paid:
Fair value of 37,000,000 common shares @ $0.52/share)	19,200,750
Fair value of 37,000,000 preferred shares @ $1.00/share)	36,946,187
Put Call Option	94,129,689
Debt assumed	38,064,000
Total consideration paid	188,340,626
Net identifiable assets acquired:
Cash and cash equivalents	748,464
Receivables	4,010,496
Prepaid expenses	986,836
Inventory	5,118,746
Biological assets	579,964
Property, plant and equipment	47,262,675
Right-of-use assets	1,932,142
Intangible assets	29,242,034
Lease obligations	(1,932,142)
Deferred tax liability	(8,358,854)
Accounts payable and accrued liabilities	(83,420,471)
Total net identifiable assets acquired	(3,830,110)
Goodwill (excess consideration over net identifiable assets)	192,170,736
Total Consideration	188,340,626

During the year ended December 31, 2022, the Company assessed the goodwill acquired as a result of the Pharmaco Acquisition. Refer to the 2022 Annual Financial Statements for details on goodwill impairment relating to Pharmaco, Inc.

As at June 30, 2023, the were no material conditions present that necessitated a review of the goodwill. Accordingly, the Company did not perform testing, and did not recognize any impairment.

10

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

DISCONTINUED OPERATIONS

During the year ended December 31, 2021, the Company discontinued operations of its wholly owned subsidiary, Mid-American Growers, Inc (“MAG”). Accordingly, the below results of operations for 2023-Q2, and 2022-Q2 exclude the operations from MAG.

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Revenue	-	25,270	(25,270)	-	164,537	(164,537)
Cost of Sales	-	113,196	(113,196)	-	254,442	(254,442)
Gross loss	-	(87,926)	87,926	-	(89,905)	89,905
Total operating expenses	3,252	1,070,005	(1,066,753)	37,417	3,826,837	(3,789,420)
Loss from operations	(3,252)	(1,157,931)	1,154,679	(37,417)	(3,916,742)	3,879,325
Total other expense (income)	284	(482,108)	482,392	284	(2,343,266)	2,343,550
Net loss from discontinued operations	(3,536)	(675,823)	672,287	(37,701)	(1,573,476)	1,535,775

FINANCIAL HIGHLIGHTS

2023-Q2 and 2023-YTD Consolidated Highlights

The following summarizes results from operations for 2023-Q2, and 2023-YTD with 2022-Q2 and 2022-YTD comparatives.

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Revenue	21,915,629	27,402,453	(5,486,824)	48,961,717	55,449,254	(6,487,537)
Cost of goods sold, before fair value adjustments	15,049,199	22,614,856	(7,565,657)	32,685,613	39,320,191	(6,634,578)
Gross profit before fair value adjustments	6,866,430	4,787,597	2,078,833	16,276,105	16,129,063	147,041
Unrealized changes in fair value of biological assets	(1,287,157)	(17,973)	(1,269,184)	(1,737,952)	(2,467,978)	730,026
Realized fair value amounts included in inventory sold	616,685	(1,351,571)	1,968,256	10,201	(1,074,644)	1,084,845
Gross Profit	6,195,958	3,418,053	2,777,905	14,548,353	12,586,441	1,961,912
Gross profit Percentage (%)	28%	12%	16%	30%	23%	7%
Total operating expenses	9,834,870	13,319,495	(3,484,625)	20,700,898	24,675,078	(3,974,180)
Loss from operations before other expenses or income	(3,638,912)	(9,901,442)	6,262,530	(6,152,544)	(12,088,637)	5,936,092
Total other expenses	5,677,564	5,935,549	(257,985)	12,246,949	12,536,719	(289,770)
Loss before income taxes	(9,316,476)	(15,836,991)	6,520,515	(18,399,494)	(24,625,356)	6,225,862
Current income tax expense	(147,034)	(1,133,396)	986,362	(2,122,431)	(3,204,566)	1,082,135
Deferred income tax recovery	-	-	-	1,696,281	-	1,696,281
Net loss from continuing operations	(9,463,510)	(16,970,387)	7,506,877	(18,825,644)	(27,829,922)	9,004,278
Loss from discontinued operations	(4,953)	(675,823)	670,870	(39,118)	(1,573,476)	1,534,358
Loss for the period	(9,468,463)	(17,646,210)	8,177,747	(9,396,299)	(18,864,762)	10,538,636
Adjusted EBITDA	252,778	(6,305,180)	6,557,958	1,045,455	(4,002,750)	5,048,205

•	Revenues were $21.9 million for 2023-Q2, a $5.5 million decrease from 2022-Q2 revenues of $28.0 million. Revenues for 2023-YTD were $49.0 million, a $6.5 million decrease from 2022-YTD revenues of $55.4 million.
•	Gross profit, before fair value adjustments, was $6.9 million for 2023-Q2, a $2.1 million increase from 2022-Q2 gross profit before fair value adjustments of $4.8 million. Gross profit, before fair value adjustments for 2023-YTD, was $16.3 million, a $0.1 million increase from 2022-YTD gross profit before fair value adjustments of $16.1 million.

•	Operating expenses were $9.8 million for 2023-Q2, a decrease of $3.5 million compared to 2022-Q2 operating expenses of $13.3 million. Operating expenses were $20.7 million for 2023-YTD, a decrease of $4.0 million compared to 2022-YTD operating expenses of $24.7 million.

•	Losses from operations before other expenses were $3.6 million for 2023-Q2, a $6.3 million decrease from 2022-Q2 losses from operations before other expenses of $9.9 million. Losses from operations before other expenses were $6.2 million for 2023-YTD, a $5.9 million decrease from 2022-YTD losses from operations before other expenses of $12.1 million.
•	Other expenses were $5.7 million for 2023-Q2, a decrease of $0.3 million compared to 2022-Q2 other expenses of $6.6 million. Other expenses were $12.2 million for 2023-Q2, a decrease of $0.3 million compared to 2022-YTD other expenses of $12.5 million.

11

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

RESULTS OF OPERATIONS

The Company’s reportable segments, organized based on channels to end-user markets serviced by the Company, are as follows:

(1)	Corporate segment includes the publicly traded parent company which operates as a cost center for related public reporting and administrative costs amongst others.
(2)	Distribution segment includes subsidiaries that are (a) licensed to manufacture, process and/or distribute Company branded cannabis products and accessories directly to licensed retailers in states of Michigan and California where the sale of cannabis products is legal.
(3)	Licensing segment includes subsidiaries that own intellectual property associated with the Company’s PV and Platinum trademarks and brands, that are engaged in the sale of non-THC branded products which are incorporated in licensed Company cannabis product offerings. The Company also contracts with distributors in legal states to license the use of its brands in the above noted branded, non-THC inputs as well as market branded product offerings within their territory.
(4)	Retail segment sells both Company branded and third-party cannabis products and accessories to the adult-use and medical use markets in the states of Florida and Michigan where the sale of cannabis product offerings by licensed retailers is legal.
(5)	All other non-reporting operations to a fifth segment; ‘Other’.

Segmented revenues to gross profit, for 2023-Q2 and 2022-Q2 are as follows:

2023-Q2	Distribution	Licensing	Retail	Consolidated
	$	$	$	$
Revenue
Sales revenue	14,388,238	2,309,450	5,217,940	21,915,629
Cost of goods sold before fair value adjustments	10,167,813	735,218	4,146,168	15,049,199
Gross profit before fair value adjustments	4,220,425	1,574,232	1,071,772	6,866,430
Unrealized gains (losses) in fair value of biological assets	-	-	(1,287,157)	(1,287,157)
Realized fair value gains (losses) included in inventory sold	-	-	616,685	616,685
Gross profit after fair market value adjustments	4,220,425	1,574,232	401,300	6,195,958
% of consolidated revenue	66%	11%	24%	100%
% of consolidated cost of goods sold before fair value adjustments	68%	5%	28%	100%
Gross profit before fair value adjustments (%)	29%	68%	21%	31%
Gross profit (%)	29%	68%	8%	28%
2022-Q2	Distribution	Licensing	Retail	Consolidated
Revenue
Sales revenue	18,309,430	-	9,093,023	27,402,453
Cost of goods sold before fair value adjustments	14,645,609	-	7,969,247	22,614,856
Gross profit before fair value adjustments	3,663,821	-	1,123,776	4,787,597
Unrealized gains (losses) in fair value of biological assets	-	-	(17,973)	(17,973)
Realized fair value gains (losses) included in inventory sold	-	-	(1,351,571)	(1,351,571)
Gross profit after fair market value adjustments	3,663,821	-	(245,768)	3,418,053
% of consolidated revenue	67%	0%	33%	100%
% of consolidated cost of goods sold before fair value adjustments	65%	0%	35%	100%
Gross profit before fair value adjustments (%)	20%	0%	12%	17%
Gross profit (%)	20%	0%	-3%	12%
Change 2023-Q2 vs 2022-Q2	Distribution	Licensing	Retail	Consolidated
Change in revenue	(3,921,192)	2,309,450	(3,875,083)	(5,486,824)
Change in cost of goods sold before fair value adjustment	(4,477,796)	735,218	(3,823,079)	(7,565,657)
Change in gross profit before fair adjustment	556,604	1,574,232	(52,004)	2,078,833
Change in gross profit after fair market value adjustments	556,604	1,574,232	647,068	2,777,905

12

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Segmented revenues to gross profit, for 2023-YTD and 2022-YTD are as follows:

2023-YTD	Distribution	Licensing	Retail	Consolidated
	$	$	$	$
Revenue
Sales revenue	35,314,528	2,309,450	11,337,739	48,961,717
Cost of goods sold before fair value adjustments	23,610,439	735,218	8,339,955	32,685,613
Gross profit before fair value adjustments	11,704,089	1,574,232	2,997,784	16,276,104
Unrealized gains (losses) in fair value of biological assets	-	-	(1,737,952)	(1,737,952)
Realized fair value gains (losses) included in inventory sold	-	-	10,201	10,201
Gross profit after fair market value adjustments	11,704,089	1,574,232	1,270,033	14,548,353
% of consolidated revenue	72%	5%	23%	100%
% of consolidated cost of goods sold before fair value adjustments	72%	2%	26%	100%
Gross profit before fair value adjustments (%)	33%	68%	26%	33%
Gross profit (%)	33%	68%	11%	30%
2022-YTD	Distribution	Licensing	Retail	Consolidated
Revenue
Sales revenue	35,188,916	-	20,260,339	55,449,254
Cost of goods sold before fair value adjustments	24,069,687	-	15,250,504	39,320,191
Gross profit before fair value adjustments	11,119,229	-	5,009,835	16,129,063
Unrealized gains (losses) in fair value of biological assets	-	-	(2,467,978)	(2,467,978)
Realized fair value gains (losses) included in inventory sold	-	-	(1,074,644)	(1,074,644)
Gross profit after fair market value adjustments	11,119,229	-	1,467,213	12,586,441
% of consolidated revenue	63%	0%	37%	100%
% of consolidated cost of goods sold before fair value adjustments	61%	0%	39%	100%
Gross profit before fair value adjustments (%)	32%	0%	25%	29%
Gross profit (%)	32%	0%	7%	23%
Change 2023-YTD vs 2022-YTD	Distribution	Licensing	Retail	Consolidated
Change in revenue	125,612	2,309,450	(8,922,600)	(6,487,537)
Change in cost of goods sold before fair value adjustment	(459,248)	735,218	(6,910,549)	(6,634,578)
Change in gross profit before fair adjustment	584,860	1,574,232	(2,012,051)	147,041
Change in gross profit after fair market value adjustment	584,860	1,574,232	(197,180)	1,961,912

Revenue

The Company’s three main revenue streams are (1) Distribution, (2) Licensing and (3) Retail.

•	Distribution Revenue: Revenue from sales to customers through the Company’s distribution channel is recognized, net of promotional discounts, estimated returns, and sales/excise taxes, when control of the goods has transferred to the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date the goods are shipped from the Company’s warehouse or third-party distribution partner (FOB shipping point). Where the customer arranges for the pickup of goods, revenue is recognized at the time the goods are transferred to the customer’s carrier. Costs of shipping orders to customers, as applicable, are included as an expense in the cost of goods sold.
•	Licensing Revenue: Revenue from sales to distributors of non-THC, branded inputs and through licensing of its brand to third party distributors.
•	Retail Revenue: Revenue from sales through the Company’s retail channel is revenue that is generally recognized, net of promotional discounts, estimated returns, and sales taxes, on the date the goods are sold within one of the Company’s retail locations (point-of-sale).

Sales of products are in cash, in the case of retail revenues, or for otherwise agreed-upon credit terms, in the case of distribution and licensing revenues. The Company’s payment terms for distribution customers vary by location and customer. The time between when distribution revenue is recognized and when payment is due is typically not greater than 60 days. The Company offers promotional discounts on its products at point of sale (Retail). The Company does not offer a warranty on its products in any channel.

13

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Revenue for 2023-Q2

•	Consolidated revenue for 2023-Q2 amounted to $21.9 million, compared to $27.4 million for 2022-Q2. The overall decrease of $5.5 million in revenue is primarily attributed to lower revenues generated through the Distribution and Retail channels in the current quarter. Further analysis of revenues reported for 2023-Q2 is provided in the discussion of the respective operating segments results below (Distribution, Licensing and Retail).

•	Distribution revenue for 2023-Q2 decreased by $3.9 million in comparison to revenues for 2022-Q2. 2023-Q2 revenue was $14.4 million, compared to $18.3 million for 2022-Q2. The decrease in revenues can be primarily attributed to supply chain constraints within both the Michigan and California markets that restricted the Company’s ability to fulfill committed sales orders. As of the date of the MD&A, the Company does not foresee these conditions continuing into the third quarter of fiscal 2023 and has also proactively engaged in solidifying its supply of raw materials (biomass) into fiscal 2024 for its key Michigan operations through a biomass procurement arrangement executed in second quarter of fiscal 2023.

•	Licensing revenue for 2023-Q2 amounted to $2.3 million and has no comparable revenue in 2022-Q2 due to the inclusion of the segment to the financials in the 2023-Q2 period.

•	Retail revenue for 2023-Q2 was $5.2 million compared to $9.1 million for 2022-Q2. The decrease of $3.9 million is primarily attributed to the impact of continuing competitive retail market conditions in the state of Michigan and Florida, the impact of aggressive, point of sale, promotional campaigns within the Florida retail network tied to the sunset of HT Medical product offerings required to optimize shelf space for the newly launched “House of Platinum” branded cannabis product offerings introduced in 2023-Q2, as well as the mix of revenues in 2022-Q2.

Revenue for 2023-YTD

•	Consolidated revenue for 2023-YTD amounted to $49.0 million, compared to $55.4 million for 2022-YTD. The overall decrease of $6.5 million in revenue is primarily attributed to lower revenues generated through the Retail channel in the period. Further analysis of revenues reported for 2023-YTD is provided in the discussion of the respective operating segments results below (Retail, Distribution and Licensing).

•	Distribution revenue for 2023-YTD increased marginally by $0.1 million in comparison to revenues for 2022-YTD. 2023-YTD revenue was $35.3 million, compared to $35.2 million for 2022-YTD.

•	Licensing revenue for 2023-YTD amounted to $2.3 million and has no comparable revenue in 2022-YTD due to the inclusion of the segment to the financials in 2023-Q2 period.

•	Retail revenue for 2023-YTD was $11.3 million compared to $20.3 million for 2022-YTD. The decrease of $8.9 million is primarily attributed to the impact of continuing competitive market conditions in the state of Michigan and Florida, the impact of aggressive, point of sale, promotional campaigns within the Florida retail network tied to the sunset of HT Medical product offerings required to optimize shelf space for the newly launched “House of Platinum” branded cannabis product offerings introduced in 2023-Q2, as well as the mix of revenues in 2022-YTD.

Despite pricing pressures across all of its active markets, the Company continues to proactively adapt the mix of its premium branded product offerings based on the maturing customer tastes defined by licensed retailers and key consumers within these markets. This product focus is the basis for building ultimate consumer awareness and loyalty to the Company’s Platinum branded product lines.

14

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Cost of goods sold

Cost of goods sold for 2023-Q2

•	Consolidated cost of goods sold before fair value adjustments for 2023-Q2 was $15.0 million, a $7.6 million decrease, when compared to $22.6 million for 2022-Q2, mainly driven by decreases in Retail and Distribution channels.

•	Distribution cost of goods sold before fair value adjustments for 2023-Q2 was $10.2 million, a decrease of $4.5 million, when compared to $14.6 million for 2022-Q2. The decrease is primarily due to the continuing impact of value-added cost reduction initiatives implemented by the Company’s Michigan operation during the quarter and input pricing concessions garnered by the Distribution operations on key manufacturing inputs as the Company continues to solidify its competitive position in the marketplace in comparison to 2022-YE.

•	Licensing cost of goods sold before fair value adjustments for 2023-Q2 amounted to $0.7 million and has no comparable revenue in 2022-YTD due to the inclusion of the segment to the financials in 2023-Q2 period.

•	Retail cost of goods sold before fair value adjustments for 2023-Q2 was $4.1 million, a decrease of $3.8 million when compared to $8.0 million in 2022-Q2. The decrease is in direct correlation with the decrease in gross revenues for the 2023- Q2 quarter.

Cost of goods sold for 2023-YTD

•	Consolidated cost of goods sold before fair value adjustments for 2023-YTD was $32.7 million, a $6.6 million decrease, when compared to $39.3 million for 2022-YTD.

•	Distribution cost of goods sold before fair value adjustments for 2023-YTD was $23.6 million, a decrease of $0.5 million, when compared to $24.0 million for 2022-YTD.

•	Licensing cost of goods sold before fair value adjustments for 2023-YTD amounted to $0.7 million and has no comparable revenue in 2022-YTD due to the inclusion of the segment to the financials in 2023-Q2 period.

•	Retail cost of goods sold before fair value adjustments for 2023-YTD was $8.3 million, a decrease of $6.9 million when compared to $15.3 million in 2022-ytd. The decrease is in direct correlation with the decrease in gross revenues for 2023- YTD.

Gross profit before fair market value adjustments

Gross profit before fair market value adjustments for 2023-Q2

•	Consolidated gross profit before fair value adjustments for 2023-Q2 totaled $6.9 million, a $2.1 million increase when compared to a consolidated gross profit before fair value adjustments of $4.8 million for 2022-Q2. The consolidated decrease is due to changes in gross profit before fair market value adjustment in the Distribution, Licensing and Retail channels as described below.

15

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

•	Distribution gross profit before fair value adjustments for 2023-Q2 totaled $4.2 million, a marginal increase of $0.6 million when compared to a gross profit before fair value adjustments of $3.7 million for 2022-Q2 reflecting a higher gross margin of 29% before fair value adjustments for the current quarter compared to 20% in 2022-Q2. The increase in gross profit margin before fair value adjustments is a direct reflection of the reduction in cost of goods sold mentioned above.

•	Licensing gross profit before fair value adjustments for 2023-Q2 amounted to $1.6 million and has no comparable revenue in 2022-YTD due to the inclusion of the segment to the financials in 2023-Q2 period.

•	Retail gross profit before fair value adjustments for 2023-Q2 totaled $1.1 million, constant with the gross profit before fair value adjustments of $1.1 million for 2022-Q2.

Gross profit before fair market value adjustments for 2023-YTD

•	Consolidated gross profit before fair value adjustments for 2023-YTD totaled $16.3 million, a $0.2 million increase when compared to a consolidated gross profit before fair value adjustments of $16.1 million for 2022-YTD. The consolidated decrease is due to changes in the Distribution, Licensing and Retail, channels as described below.

•	Distribution gross profit before fair value adjustments for 2023-YTD totaled $11.7 million, a marginal increase of $0.6 million when compared to a gross profit before fair value adjustments of $11.1 million for 2022-YTD. The increase in gross profit margin before fair value adjustments is a direct reflection of the reduction in cost of goods sold mentioned above.

•	Licensing gross profit before fair value adjustments for 2023-YTD amounted to $1.6 million and has no comparable gross profit before fair value adjustments in 2022-YTD due to the inclusion of the segment to the financials in 2023-Q2 period.

•	Retail gross profit before fair value adjustments for 2023-YTD totaled $3.0 million, a decrease of $2.0 million compared to gross profit before fair value adjustments of $5.0 million for 2022-YTD reflecting the continuing impact of competitive market conditions in the Company’s Michigan and Florida retail operations, the aforementioned impact of promotional discounts implemented in 2023-Q2 within the Florida retail network as part of the House of Platinum product launch, and the mix of revenues versus 2022-YTD.

Gross profit after fair market value adjustments

Adjustments for unrealized gains and losses in fair market value of biological assets, and inventory affect the Retail segment only. Affects within the Retail segment have been described below.

Gross profit after fair market value adjustments for 2023-Q2

•	Consolidated gross profit, after fair value adjustments for 2023-Q2 was $6.2 million, an increase of $2.8 million compared to $3.4 million for 2022-Q2.

•	Retail gross profit, after fair value adjustments for 2023-Q2 was $1.1 million, compared to a gross loss of $0.3 million for 2022-Q2. In 2023-Q2, the Company realized losses due to fair market value changes of $1.3 million for biological assets whereas 2022-Q2 losses were minimal. $0.6 million in gains on fair market value changes in inventory were realized by the Company in 2023-Q2, whereas $1.4 million in losses were realized in 2022-Q2.

16

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Gross profit after fair market value adjustments for 2023-YTD

•	Consolidated gross profit, after fair value adjustments for 2023-YTD was $14.5 million, an increase of $2.0 million compared to $12.5 million for 2022-YTD.

•	Retail gross profit, after fair value adjustments for 2023-YTD was $1.2 million, a decrease of $0.2 million compared to $1.4 million for 2022-YTD. In 2023-YTD, the Company realized losses due to fair market value changes of $1.7 million for biological assets (2022-YTD; $2.5 million). Minimal gains on fair market value changes in inventory were realized by the Company in 2023-YTD (2022-YTD; $1.1 million in losses).

OPERATING EXPENSES

The Company incurs ongoing expenses, cash and non-cash, to operate its Distribution, Licensing and Retail operations, along with various costs related to its public company standing.

Operating Expenses for 2023-Q2 and 2022-Q2 are as follows:

2023-Q2	Corporate	Distribution	Licensing	Retail	Consolidated
	$		$	$	$
General and administration	1,331,506	2,295,179	66,423	3,638,701	7,331,809
Marketing expenses	(37,132)	362,503	5,854	246,906	578,131
Share-based compensation	142,405	-	-	-	142,405
Depreciation and amortization	-	146,123	-	1,256,686	1,402,809
Bad debt expense	-	379,716	-	-	379,716
Total operating Expenses	1,436,779	3,183,521	72,278	5,142,292	9,834,870
2022-Q2	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
General and administration	3,009,704	3,519,417	-	3,681,904	10,211,025
Marketing expenses	75,482	453,432	-	295,426	824,340
Share-based compensation	-	-	-	-	-
Depreciation and amortization	239	180,556	-	1,211,599	1,392,394
Bad debt expense	-	891,736	-	-	891,736
Total operating expenses	3,085,425	5,045,141	-	5,188,929	13,319,495
Variances	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Change in General and administration	(1,678,198)	(1,224,238)	66,423	(43,203)	(2,879,216)
Change in marketing expenses	(112,614)	(90,929)	5,854	(48,521)	(246,210)
Change in share-based compensation	142,405	-	-	-	142,405
Change in depreciation and amortization	(239)	(34,433)	-	45,087	10,415
Change in in bad debt expense	-	(512,020)	-	-	(512,020)
Change in total operating expenses	(1,648,646)	(1,861,620)	72,278	(46,637)	(3,484,626)

17

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Operating Expenses for 2023-YTD and 2022-YTD are as follows:

2023-YTD	Corporate	Distribution	Licensing	Retail	Consolidated
	$		$	$	$
General and administration	3,391,396	4,381,953	80,530	8,252,496	16,106,375
Marketing expenses	(15,150)	811,238	5,854	329,965	1,131,908
Share-based compensation	458,614	-	-	-	458,614
Depreciation and amortization	-	291,557	-	1,777,592	2,069,149
Bad debt expense	-	934,852	-	-	934,852
Total operating expenses	3,834,860	6,419,600	86,384	10,360,053	20,700,898
2022-YTD	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
General and administration	4,850,339	7,326,535	-	6,582,493	18,759,367
Marketing expenses	285,446	670,717	-	513,833	1,469,996
Share-based compensation	273,000	-	-	-	273,000
Depreciation and amortization	476	366,083	-	2,506,880	2,873,439
Bad debt expense	-	1,299,276	-	-	1,299,276
Total operating expenses	5,409,261	9,662,611	-	9,603,206	24,675,078
Variances	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Change in General and administration	(1,458,943)	(2,944,582)	80,530	1,670,003	(2,652,992)
Change in marketing expenses	(300,596)	140,521	5,854	(183,868)	(338,088)
Change in share-based compensation	185,614	-	-	-	185,614
Change in depreciation and amortization	(476)	(74,526)	-	(729,288)	(804,290)
Change in in bad debt expense	-	(364,424)	-	-	(364,424)
Change in total operating expenses	(1,574,401)	(3,243,011)	86,384	756,847	(3,974,181)

Consolidated operating expenses for 2023-Q2 and 2023-YTD totaled $9.8 million and $20.7 million, a decrease of $3.5 million and $4.0 million respectively when compared to consolidated operating expenses of $13.3 million and $24.7 million for 2022-Q2 and 2022- YTD. The overall decrease is due to changes in operating expenses as described below.

General and administrative expenses (“G&A”)

G&A expenses include burdened headcount costs not otherwise attributed to indirect costs of production, expenses associated with operating initiatives such as seasonable marketing campaigns, facility costs including dedicated security, regional cannabis licensing fees, professional and advisory fees, insurance premiums, and allocations of corporate costs associated with the oversight of the operations.

18

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

The following table summarizes general and administrative expenses incurred by the Company for 2023-Q2, and 2023-YTD, and 2022- Q2 and 2022-YTD:

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Salaries and wages	3,679,711	5,011,359	(1,331,648)	7,553,521	9,566,662	(2,013,141)
Facilities expense	684,198	833,158	(148,960)	2,024,433	1,182,269	842,164
Professional fees	1,227,990	3,020,358	(1,792,368)	2,861,889	4,611,694	(1,749,805)
Office and administrative fees	331,017	198,114	132,903	1,035,511	281,958	753,553
Travel expense	185,775	153,156	32,619	240,686	336,467	(95,781)
Licenses and permits	135,679	3,274	132,405	312,696	73,418	239,278
Insurance	276,883	324,823	(47,940)	756,939	727,229	29,710
Penalty and late fees	810,556	547,174	263,382	1,320,700	1,599,789	(279,089)
Tax expense	-	119,609	(119,609)	-	379,881	(379,881)
Total general and administrative expenses	7,331,809	10,211,025	(2,879,216)	16,106,375	18,759,367	(2,652,992)

General and Administrative for 2023-Q2

Total G&A expenses for 2023-Q2 were $7.3 million compared to $10.2 million for 2022-Q2. The decrease of $2.9 million is primarily attributable to reductions in Professional fees and Salaries and wages, offset by increases in Penalties and late fees.

•	Salaries and wages in 2023-Q2, totaled $3.7 million, a decrease of $1.3 million when compared to salaries and wages of $5.0 million for 2022-Q2. The decrease is due to management’s commitment to the execution of continued cost reduction initiatives. For 2023-Q2, there were no remaining employees relating to the discontinued operation.
•	Facilities expenses in 2023-Q2 totaled $0.7 million, a decrease of $0.4 million when compared to facilities expenses of $1.1 million for 2022-Q2. The decrease is primarily attributed to expenses incurred in 2022-Q2 related to reduction security expenses.
•	Professional fees for 2023-Q2 totaled $1.2 million, a decrease of $1.3 million compared to $2.5 million in 2022-Q2 mainly due to high audit fees in 2022-Q2.
•	Office and administrative fees for 2023-Q2 totaled $0.3 million, an increase of $0.1 million when compared to $0.4 million for 2022-Q2.
•	Travel expenses in 2023-Q2 totaled $0.2 million, comparable to $0.2 million for 2022-Q2.

•	Licenses and permits in 2023-Q2 were $0.1 million, an increase of $0.1 million compared to minimal costs for 2022-Q2 due to an increase in license fees in the current quarter.
•	Insurance in 2023-Q2 was $0.3 million, comparable to $0.2 million in 2022-Q2.
•	Penalty and late fees for 2023-Q2 were $0.8 million, an increase of $0.3 million when compared to expenses of $0.5 million for 2022-Q2 primarily due to an increase in late fees and interest in Retail segment assessed for prior year.
•	Tax expenses for 2023-Q2 were $nil, compared to $0.1 million recorded in 2022-Q2 as there were no tax expenses recorded in the current quarter.

19

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

General and Administrative for 2023-YTD

Total G&A expenses for 2023-YTD were $16.1 million compared to $18.8 million for 2022-YTD. The decrease of $2.7 million is primarily attributable to reductions in salaries and wages, professional fees and tax expenses offset by increases in office and administrative fees and facilities expenses.

•	Salaries and wages in 2023-YTD, totaled $7.6 million, a decrease of $2.0 million when compared to salaries and wages of $9.6 million for 2022-YTD. The decrease is due to management’s commitment to the execution of continued cost reduction initiatives, including headcount rationalization, reducing headcount from 192 for 2023-YTD to 130 for 2023-YTD.

•	Facilities expenses in 2023-YTD totaled $2.0 million, an increase of $0.8 million when compared to facilities expenses of $1.2 million for 2022-YTD. The increase is primarily attributed to the increase in security expenses related to new retail activations in the current fiscal year.
•	Professional fees for 2023-YTD totaled $2.9 million, a decrease of $1.7 million compared to $4.6 million in 2022-YTD mainly due to reduction in accounting fees and legal fees in 2023-YTD compared to 2022-YTD.
•	Office and administrative fees for 2023-YTD totaled $1.0 million, an increase of $0.7 million when compared to $0.3 million for 2022-YTD due to increases in service fees and office supplies.
•	Travel expenses in 2023-YTD totaled $0.2 million, a decrease of $0.1 million compared to $0.3 million for 2022-YTD.
•	Licenses and permits in 2023-YTD were $0.3 million, an increase of $0.2 million compared to $0.1 million for 2022-YTD. The increase is primarily attributed to renewals incurred for the period in the Retail segment.
•	Insurance in 2023-YTD was $0.7 million, was comparable to $0.7 million for 2022-YTD.
•	Penalty and late fees for 2023-YTD were $1.3 million, a decrease of $0.3 million when compared to expenses of $1.6 million for 2022-YTD due to a reduction in the penalties incurred and paid in 2023-YTD.
•	Tax expenses for 2023-YTD were $nil, compared to $0.3 million recorded in 2022-YTD.

Bad Debt Expense

Bad debt expense for 2023-Q2 was $0.4 million, compared to $0.9 million for 2022-Q2. The Company provided for $0.4 million in expected credit losses as at 2023-YTD, a $0.1 million decrease from the $0.5 million provided for as at 2022-YTD. The increase in provisions had the corresponding increase in bad debt expense when comparing 2023-Q2 with 2022-Q2. The Company also realized $0.4 million in uncollectable accounts in 2022-Q2.

Bad debt expense for 2023-YTD was $0.9 million, compared to $1.3 million for 2022-YTD. The Company provided for $2.5 million in expected credit losses as at 2023-YTD, a $0.9 million increase from those provided for as at 2022-YTD. The increase in provisions had the corresponding increase in bad debt expense when comparing 2023-YTD with 2022-YTD.

20

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

OTHER EXPENSES ( INCOME)

Other expenses (income) for 2023-Q2 and 2022-Q2 are as follows:

2023-Q2	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Other expense (income)	(314,568)	(28)	363,814	(385,965)	(336,747)
Accreted interest, leases	-	47,187	(639,677)	1,256,040	663,549
Finance expense, net	5,572,659	18,980	(1,786,146)	3,697,838	7,503,331
(Gain) loss on evaluation of financial instruments	(31,563)	-	(1,342)	(1,243,714)	(1,276,619)
(Gain) loss on disposal of assets	-	144,359	-	-	144,359
Foreign exchange	(1,020,442)	-	133	-	(1,020,309)
Total other expenses (income)	4,206,086	210,498	(2,063,218)	3,324,199	5,677,564
2022-Q2	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Other expense (income)	-	-	-	-	-
Accreted interest, leases	-	16,897	1,354,251	-	1,371,148
Finance expense, net	1,196,359	205,240	408,132	-	1,809,731
(Gain) loss on evaluation of financial instruments	-	-	-	-	-
(Gain) loss on disposal of assets	-	-	-	-	-
Foreign exchange	2,742,404	-	-	12,266	2,754,670
Total other expenses (income)	3,938,763	222,137	1,762,383	12,266	5,935,549
Variances	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Change in other expense (income)	(314,568)	(28)	363,814	(385,965)	(336,747)
Change in accreted interest, leases	-	30,290	(1,993,928)	1,256,040	(707,598)
Change in finance expense, net	4,376,300	(186,260)	(2,194,278)	3,697,837	5,693,599
Change in (Gain) loss on evaluation of financial instruments	(31,563)	-	(1,342)	(1,243,714)	(1,276,619)
(Gain) loss on disposal of assets	-	144,359	-	-	144,359
Change in foreign exchange	(3,762,846)	-	133	(12,266)	(3,774,979)
Change in total other expenses (income)	267,323	(11,639)	(3,825,601)	3,311,932	(257,985)

Other expenses (income) for 2023-YTD and 2022-YTD are as follows:

2023-YTD	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Other expense (income)	(322,451)	(28)	323,472	(385,965)	(384,972)
Accreted interest, leases	-	89,075	-	1,256,040	1,345,114
Finance expense, net	10,694,081	30,834	-	3,697,837	14,422,752
(Gain) loss on evaluation of financial instruments	(1,040,598)	-	-	(1,243,714)	(2,284,312)
(Gain) loss on disposal of assets	-	144,359	-	-	144,359
Foreign exchange	(996,125)	-	133	-	(995,992)
Total other expenses (income)	8,334,907	264,240	323,605	3,324,198	12,246,949
2022-YTD	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Other expense (income)	-	-	-	-	-
Accreted interest, leases	-	35,605	1,965,294	-	2,000,899
Finance expense, net	6,578,606	213,440	2,391,071	-	9,183,117
(Gain) loss on evaluation of financial instruments	-	-	-	-	-
(Gain) loss on disposal of assets	-	-	-	-	-
Foreign exchange	1,340,437	-	12,266	-	1,352,703
Total other expenses (income)	7,919,043	249,045	4,368,631	-	12,536,719
Variances	Corporate	Distribution	Licensing	Retail	Consolidated
	$	$	$	$	$
Change in other expense (income)	(322,451)	(28)	323,472	(385,965)	(384,972)
Change in accreted interest, leases	-	53,470	(1,965,294)	1,256,040	(655,785)
Change in finance expense, net	4,115,475	(182,607)	(2,391,071)	3,697,837	5,239,635
Change in (Gain) loss on evaluation of financial instruments	(1,040,598)	-	-	(1,243,714)	(2,284,312)
(Gain) loss on disposal of assets	-	144,359	-	-	144,359
Change in foreign exchange	(2,336,562)	-	(12,133)	-	(2,348,695)
Change in total other expenses (income)	415,864	15,194	(4,045,026)	3,324,198	(289,770)

21

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Finance Expense

Finance expenses incurred by the Company include interest on notes payable and convertible debentures, interest incurred on the Company’s credit facility, and other costs relating to debt financing obtained by the Company largely borne within the Company’s Corporate segment.

Net finance expense for 2023-Q2 totaled $7.5 million, a $5.7 million increase when compared to the net finance expense of $1.8 million for 2022-Q2. This increase is largely attributed to an overall increase in the Company’s interest-bearing debt, proceeds of which have been utilized for working capital, investments, and general corporate purposes. In addition, on the anniversary date, June 4, 2023, pursuant to the terms of the USD$20,112,015 Convertible M&V Note, 4% additional interest on the principal balance amounting to $1.2 million became due (the “Additional Interest”) and was accrued in 2023-Q2.

Net finance expense for 2023-YTD totaled $14.4 million, a $5.2 million increase when compared to the net finance expense of $9.2 million for 2022-YTD for the reasons noted above.

Revaluation of financial instruments

Revaluation of financial instruments for 2023-Q2 and 2023-YTD resulted in gains of $1.3 million and $2.3 million, compared to $nil and $nil on revaluation of financial instruments for 2022-Q2 and 2022-YTD respectively. The valuation inputs of convertible debentures containing embedded derivatives can be found in the “Liquidity and Capital Resources” section.

ADJUSTED EBITDA

The Company has reconciled net loss and Adjusted EBITDA for 2023-Q2 and 2023-YTD, with 2022-Q2 and 2022-YTD as follows:

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Net Income (Loss) for the Period	(9,468,463)	(17,646,210)	8,177,747	(18,864,762)	(29,403,398)	10,538,636
Depreciation and amortization	1,402,809	1,392,394	10,415	2,069,149	2,873,439	(804,290)
Bad debt expense	379,716	891,736	(512,020)	934,852	1,299,276	(364,424)
Accreted interest, leases	663,549	1,371,148	(707,599)	1,345,114	2,000,899	(655,785)
Finance expense, net	7,503,331	1,809,731	5,693,600	14,422,752	9,183,117	5,239,635
(Gain) loss on revaluation of financial instruments	(1,276,619)	-	(1,276,619)	(2,284,312)	-	(2,284,312)
Gain on disposal of assets	144,359	-	144,359	144,359	-	144,359
Foreign exchange	(1,020,309)	2,754,670	(3,774,979)	(995,992)	1,352,703	(2,348,695)
Termination costs	153,938	71,237	82,701	341,081	71,237	269,844
(i) Non-recurring expenses	810,556	547,174	263,382	1,320,700	1,599,789	(279,089)
Current income tax expense	147,034	1,133,396	(986,362)	2,122,431	3,204,566	(1,082,135)
Deferred income tax recovery	-	-	-	(1,696,281)	-	(1,696,281)
Fair value changes in biological assets	1,287,157	17,973	1,269,184	1,737,952	2,467,978	(730,026)
Realized fair value changes in inventory sold	(616,685)	1,351,571	(1,968,256)	(10,201)	1,074,644	(1,084,845)
Share based compensation	142,405	-	142,405	458,614	273,000	185,614
(ii) Adjusted EBITDA	252,778	(6,305,180)	6,557,958	1,045,455	(4,002,750)	5,048,205

(i) Non-recurring expenses include expenses are those that the Company does not expect to recur in the future, such as penalties and late fees.

(ii) Refer to Non-IFRS Measures

This item is a non-IFRS measure. The reader is referred to the “Adjusted EBITDA” note on page 3 of this MD&A for further details and reconciliation to the Company’s IFRS measures.

22

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

STATEMENT OF FINANCIAL POSITION

Assets

As at 2023-YTD, and 2022-YE, the Company held the following assets:

As at	2023-YTD	2022-YE	Variance
	$	$	$
Assets
Current assets
Cash and cash equivalents	3,884,521	2,747,138	1,137,383
Accounts receivable	15,490,015	8,439,143	7,050,872
Notes receivable	14,314,566	-	14,314,566
Prepaid expenses	842,605	1,079,424	(236,819)
Deposits	6,557,165	4,231,775	2,325,390
Inventory	17,381,072	14,457,013	2,924,059
Biological assets	1,779,082	4,291,458	(2,512,376)
Other current assets	772,332	-	772,332
Total current assets	61,021,358	35,245,951	25,775,407
Non-current assets
Property, plant and equipment, net	71,028,316	73,873,258	(2,844,942)
Intangible assets, net	122,535,105	125,348,600	(2,813,495)
Right-of-use assets, net	19,464,272	20,703,498	(1,239,226)
Goodwill	36,653,275	37,494,861	(841,586)
Total non-current assets	249,680,968	257,420,217	(7,739,249)
Total assets	310,702,326	292,666,168	18,036,158

As at 2023-YTD, the Company had total assets of $310.7 million, an increase of $18.0 million compared to $292.6 million at 2022-YE.

•	Cash and equivalents as at 2023-YTD was $3.9 million, an increase of $1.2 million compared to $2.7 million as at 2022-YE. The increase can be attributed to additional financing obtained in 2023-YTD through the issuance of the USD RGR Grid Note and the CAD RGR Grid Note. The reader is referred to the Liquidity and Capital Resources section for more details on the aforementioned notes payable.

•	Accounts receivable as at 2023-YTD were $15.5 million, an increase of $7.1 million compared to $8.4 million as at 2022-YE. The increase in receivables is a result of an increase in Distribution revenue in the Company’s Michigan operations and timing of the collections of the associated receivables. The Company extends credit to certain distributors at its sole discretion. The Company’s typical credit terms, for customers who have met the Company’s creditworthiness criteria, range between net 15 and 30 days, and in certain instances, up to 60 days. The increase in accounts receivable can also be attributed to the realization of Licensing revenues, on credit terms, in 2023-Q2. Revenue earned via Licensing netted $2.3 million in 2023-Q2, to which the amount was still to be collected at the end of the quarter. The Company has offset its accounts receivable balance with a provision for expected credit losses totaling $2.5 million (2022-YE; $1.6 million) to account for expected credit losses in accordance with the prescribed IFRS methodology utilized by the Company.

•	Notes receivable as at 2023-YTD was $14.3 million, and $nil at 2022-YE. On June 6, 2023, the Company executed a binding letter agreement for a potential business combination between the Company and Aleafia Health, Inc. (the “Aleafia Letter Agreement”). In conjunction with the execution of the Aleafia Letter Agreement, the Company was assigned and agreed to acquire, from an arm’s length lender, $13.5 million of senior secured debt held by Aleafia Health, Inc. (“Aleafia”) at a discounted purchase price of $12.5 million. The Company subsequently advanced Aleafia an additional $1.5 million under the acquired debt facility. The acquired debt and the subsequent advance together established the “AH Note Receivable.” The AH Note Receivable attracts a coupon interest of prime plus 5% and matures on December 24, 2023. The discount on the purchase price, amounting to $1,029,858 will be recognized by the Company over its expected life using the effective interest method and included other income on the Consolidated Interim Statement of Loss and Comprehensive Loss. As at 2023-YTD, the Company accrued $0.2 million in interest income and amortized $0.2 million of the discount received on the purchase of the AH Note Receivable. Additional details on the AH Note Receivable can be found in the Company’s most recently filed Financial Statements published at SEDAR+.

23

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

•	Prepaids expenses at 2023-YTD were $0.8 million, a marginal decrease of $0.2 million compared to $1.0 million at 2022-YE.

•	Deposits at 2023-YTD were $6.5 million, an increase of $2.3 million compared to $4.2 million at 2022-YE. The increase is largely due to a $4.0 million advance provided by the Company to an arm’s length vendor as security for a crop commitment for qualified biomass to be harvested in late 2023. The increase is off-set by a USD$2.0 million refund received in 2023-Q1 relating to a cash bond posted by the Company’s Florida (Retail) operations which was included in deposits at 2022-YE. During 2023- YTD, the Company successfully negotiated a bonding agreement with a third-party insurer and, as a result, the cash commitment associated with the previously issued bond was no longer required.

•	Inventory as at 2023-YTD was $17.4 million, an increase of $2.9 million when compared to $14.5 million as at 2022-YE. The increase is primarily related to an increase in raw material and work-in-process inventories of $4.1 million offset by a reduction in finished goods of $0.9 million and an increase in inventory valuation provisions of $0.3 million. Despite its 2023-YTD sales performance (versus 2022-YTD) and ongoing supply chain constraints, the Company projects that its investment in inventory through the end of 2023-Q2 will benefit subsequent quarters by mitigating risks associated with order fill rates within both its Distribution and its Retail segments (at point of sale). In addition, the Company has taken proactive measures to mitigate risk associated with further volatility in the cost of manufacturing inputs through the aforementioned procurement arrangement for biomass.

•	Biological assets as at 2023-YTD was $1.8 million, a decrease of $2.5 million when compared to $4.3 million as at 2022-YE. Additional details on the assumptions utilized to account for biological assets for 2023-YTD can be found in note 14 of the Company’s most recently filed Financial Statements published at SEDAR+.

•	Other current assets as at 2023-YTD was $0.8 million, compared to $nil as at 2022-YE. The increase is attributable to the addition of assets associated with the Company’s insurance policies.

Liabilities

A summary of the Company’s liabilities as at 2023-YTD, and as at 2022-YE is as follows:

As at	2023-YTD	2022-YE	Variance
	$	$	$
Current liabilities
Accounts payable and accrued liabilities	38,843,047	37,320,277	1,522,770
Short-term notes payable	28,332,509	1,974,584	26,357,925
Short-term credit facility	18,298,496	17,551,668	746,828
Short-term convertible notes	37,083,621	-	37,083,621
Short-term Derivative liabilities	429	-	429
Short-term lease obligations	615,645	602,418	13,227
Income taxes payable	15,294,451	12,633,699	2,660,752
Other current liabilities	5,226,682	672,064	4,554,618
Total current liabilities	143,694,880	70,754,710	72,940,170
Non-current liabilities
Long-term notes payable	93,597,010	87,357,123	6,239,887
Long-term convertible notes	32,765,279	64,897,343	(32,132,064)
Long-term lease obligations	21,663,975	22,285,277	(621,302)
Long-term Derivative liabilities	923,172	3,230,322	(2,307,150)
Deferred tax liability (note 26)	13,043,840	15,941,348	(2,897,508)
Total non-current liabilities	161,993,276	193,711,413	(31,718,137)
Total liabilities	305,688,156	264,466,123	41,222,033

24

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

As at 2023-YTD, the Company had total liabilities of $305.7 million, an increase of $41.2 million as compared to $264.5 million as at 2022-YE. The net increase in total liabilities was primarily due to (1) a net increase in accounts payable and accruals and income taxes payable, (2) an increase in notes payable due to the issuance of new notes, primarily the USD RGR Grid Note and the CAD RGR Grid Note, (3) an increase in convertible debenture liabilities due to accrued interest, off-set by a decrease in deferred income tax liability. Details of these changes are described below.

Current Liabilities

Total current liabilities as at 2023-YTD totaled $143.7 million, a $72.9 million increase as compared to $70.8 million as at 2022-YE. The decrease is the result of changes in the current liabilities categories described below.

•	Accounts payable and accrued liabilities as at 2023-YTD was $38.8 million, a $1.5 million increase when compared to $37.3 million as at 2022-YE. This increase is a direct result of purchasing and payments activity associated with the Company’s ongoing operations.

•	Short-term notes payable as at 2023-YTD totaled $28.3 million, a $26.3 million increase as compared to $2.0 million as at 2022-YE. This increase is the result of a note payable classified at 2022-YE as long-term, becoming due within the next 12 months (the USD$18,300,000 VRT Note). As at 2023-YTD, the outstanding balance on the USD$18,300,000 VRT Note was $24.5 million. The increase can also be attributed to accrued interest relating to outstanding notes payable for 2023-YTD amounting to $3.7 million (2022-YE; $8.6 million) offset by $1.3 million and $1.9 million in principal and interest payments, respectively (2022-YE; $17.9 million and $6.0 million, respectively). The reader is referred to the Liquidity and Resources section of this MD&A for further details on short-term notes payable.

•	Short-term credit facility as at 2023-YTD was $18.3 million, a $0.7 million increase when compared to $17.6 million as at 2022-YE. This increase is the result of accrued interest on the credit facility. The total interest recorded for 2023-YTD was $1.0 million (2022-YE; $3.8 million), offset by $0.4 million in interest payments (2022-YE; $6.0 million). The reader is referred to the Liquidity and Resources section of this MD&A for further details on the Company’s credit facility.

•	Short-term convertible debentures as at 2023-YTD was $37.1 million, a 100% increase when compared to 2022-YE. This increase is the result of five of the eight outstanding convertible debentures, classified at 2022-YE as long-term, becoming due within the next 12 months. The balance of these five convertible debentures as at 2023-YTD amounted to $37.1 million and relate to convertible notes issued in fiscal year 2021 upon acquisition of the Company’s Florida operations. The reader is referred to the Liquidity and Resources section of this MD&A for further details on the Company’s convertible debentures.

•	Other current liabilities as at 2023-YTD was $5.2 million, a $4.5 million increase when compared to $0.7 million 2022-YE. This increase is attributed to liabilities associated with inventory received, pending vendor invoicing, and insurance liabilities for financing the Company’s insurance assets mentioned above in other assets. The increase is also the result of a reallocation of $0.7 million in amounts due to third parties from accounts payable and accrued liabilities to other liabilities during 2023- YTD for enhanced presentation of the financial results. The reader is referred to note 30, Reclassifications, of the Company’s most recently filed Financial Statements for details of this reclassification and other reclassifications conducted by the Company to further enhance and align the presentation of the financial results.

25

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Long-term liabilities

Total long-term liabilities for 2023-YTD totaled $162.0 million, a $31.7 million decrease from $193.7 million for 2022-YE. The decrease is the result of changes in the long-term liability categories described below.

•	Long-term notes payable as at 2023-YTD totaled $93.6 million, a $6.2 million increase when compared to the $87.4 million for 2022-YE. This increase is primarily the result of the issuance of the CAD RGR Grid Note, and additional advances thereon, during 2023-YTD with a principal balance of $16.1 million, and additional borrowings during 2023-YTD of $14.4 million against the USD RGR Grid Note. The Company also amended its existing CAD$2,210,000 BJMD Note into the CAD$2,710,000 BJDMSD Note, adding an additional $0.5 million in debt relating to this note. The increase is also attributed to $3.3 million in accrued interest during 2023-YTD (2022-YE; $1.9 million), offset by $1.3 a million principal payment. The increase is additionally offset by the USD$18,300,000 VRT Note becoming due within the next 12 months, reclassifying $24.5 million from a long-term note in 2023-YTD to short-term as stated above in short-term notes payable. $2.3 million in foreign exchange loss caused by the USD held notes contributed to the variance. The reader is referred to the Liquidity and Resources section of this MD&A for further details on long-term notes payable.

Advances under the CAD RGR Grid Note were utilized to fund the purchase and advance made under the AH Note Receivable in the amount of $14.0 million (see Notes receivable on page 23), and funding for general corporate purposes including public company and administrative costs incurred within the Corporate segment.

Advances under the USD RGR Grid Note were utilized primarily for working capital purposes by both the Retail and Distribution segments, including securing a $4.0 million commitment for qualified biomass to be harvested in late 2023 as mentioned in the Deposits section above (page 24).

•	Long-term convertible debentures as at 2023-YTD totaled $32.8 million, a $32.1 million decrease when compared to the $64.9 million long-term convertible debentures for 2022-YE. As mentioned above in short-term convertible debentures, the decrease is due to five outstanding convertible debentures relating to the acquisition of the Company’s Florida operations, totaling $37.1 million, classified at 2022-YE as long-term, becoming due within the next 12 months. The reader is referred to the Liquidity and Resources section of this MD&A for further details on the Company’s convertible debentures.

•	Long-term derivative liabilities as at 2023-YTD totaled $0.9 million, a $2.3 million decrease when compared to the $3.2 million in long-term derivatives for 2022-YE. The decrease is due to a $1.2 million gain on the termination of a derivative liability associated with additional interest due on the Company’s outstanding USD$20,112,015 M&V Convertible Note, and due to a $1.1 million fluctuation in the fair market value of the embedded derivatives in outstanding convertible debentures. Details of inputs used in the valuation methodology of the Company’s embedded derivative liabilities can be found in the Company’s 2022 Annual Financial Statements on SEDAR+.

Shareholders’ Equity

As at 2023-YTD, total shareholders’ equity was $5.0 million, a decrease of $23.2 million compared to $28.2 million as at 2022-YE. The decrease in shareholders’ equity was primarily to the increase in the accumulated deficit of $16.5 million related to the net loss attributed to RWB shareholders for 2023-YTD (2022-YE; $235.8 million). Losses of $2.3 million relating to non-controlling interests also contributed to the decrease (2022-YE; $6.4 million), and $4.8 million in cumulative translation adjustments for 2023-YTD (2022- YE; $11.4 million).

26

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

SUMMARY OF QUARTERLY RESULTS

The Company’s results for the last eight quarters reflect the changes in profitability realized by the Company as it continues the execution of its objective of becoming a leading multi-state operator and house of premium brands. The net income and/or losses realized by the Company include impacts from the changes in fair value of biological assets (realized and unrealized), changes in the fair value of convertible debentures and their associated derivative liabilities, changes in share based compensation derived from the change in the fair value of stock-based incentives issued by the Company derived from the underlying trading shares market price and their associated volatility, and impairments to the fair value of indefinite life intangibles and goodwill recorded the course of the relevant periods set out in the exhibit. Background on these specific changes is set out in section “Results from Operations.”

The Company’s operating results have varied over the past eight quarters due primarily to (1) the competitive nature of the legal cannabis markets in which it maintains operations, (2) the seasonal nature of cannabis markets in which the Company operates, (3) impairment charges related to the adjustment in fair value of investments made by the Company, (4) professional fees tied to public company compliance and executed transactions, (5) marketing expenses attributed to brand awareness initiatives that the Company has executed across existing and target legal markets, and (6) debt service and finance expenses (net) attributed to various debt issues and restructurings executed by the Company.

Quarter	Revenue	Cost of Goods Sold	Gross profit before FMV adjustments	Gross profit after FMV adjustments	Net loss	Earnings per share
	$	$	$	$	$	$
30-Jun-23	21,915,629	15,049,199	6,866,430	6,195,958	(9,468,463)	(0.02)
31-Mar-23	27,046,088	17,636,414	9,409,674	8,352,395	(9,396,299)	(0.02)
31-Dec-22	16,500,257	14,832,060	1,668,197	6,832,986	(204,268,770)	(0.49)
30-Sep-22	25,543,993	15,871,907	9,672,086	8,208,447	(8,455,562)	(0.02)
30-Jun-22	27,402,453	22,614,856	4,787,597	3,418,053	(17,646,210)	(0.04)
31-Mar-22	28,046,801	16,705,335	11,341,466	9,168,388	(11,757,188)	(0.05)
31-Dec-21	2,452,552	8,265,932	(5,813,380)	2,205,922	(9,541,497)	(0.02)
30-Sep-21	11,202,321	5,339,460	5,862,861	6,863,943	(5,472,693)	(0.03)

SUMMARY OF OUTSTANDING SHARE DATA

As at 2023-YTD, the authorized shares of the Company were as follows:

•	An unlimited number of common shares without par value.

•	An unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

•	An unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive an equivalent number of common shares plus an additional 5% common shares for each twelve-month period up to twenty-four months.

As at 2023-YTD, the Company had the following securities outstanding.

Securities Outstanding as at 2023-YTD	Number of Securities	Weighted Average Exercise/ Conversion Price
Common Shares	469,521,901	N/A
Stock Options	18,430,931	0.78

As at the date of this MD&A, the Company had 469,521,901 Common Shares issued and outstanding.

27

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel include those people who have authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of certain executive members of the Company’s Board of Directors and corporate officers.

Remuneration attributed to key management personnel for the three and six months ended June 30, 2023, and 2022, can be summarized as follows:

	2023-Q2	2022-Q2	2023-YTD	2022-YTD
	$	$	$	$
Management salaries, bonuses, and other benefits	289,764	89,364	508,921	170,023
Consulting fees by a company controlled by a director of the company	50,526	227,299	136,936	481,020
Share-based payments – officers	20,849	—	20,849	—
Share-based payments – directors	54,721	—	108,841	—
Total	415,861	316,663	775,547	651,043

Due to/from Related Parties

•	Included in accounts payable and accrued liabilities is $1.3 million as at 2023-YTD (2022-YE; $0.7 million) payable to officers and directors of the Company for accrued salaries and consulting fees. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

•	The CAD$17,000,000 Convertible CPIL Note included in long-term convertible debentures is due to an entity related to the President of the Company. The term of the CAD$17,000,000 Convertible CPIL Note is 2 years at an interest rate of 8% per annum. The Company valued the CAD$17,000,000 CPIL Convertible Note using the residual method which resulted in a $14.9 million allocation to long-term convertible debt liability and $2.1 million to convertible debt reserve which is included in contributed surplus on the statement of financial position. The liability portion will amortize over the 2-year term at an effective interest rate of 16.43%. The reader is referred to the Liquidity and Capital Resources section for additional information on the CAD$17,000,000 Convertible CPIL Note. Additional terms can be found in the Company’s most recent filed Condensed Interim Consolidated Financial Statements for the period ended June 30, 2023, or the most recent Audited Consolidated Financial Statements for the year ended December 31, 2022, which can be found at SEDAR+.

Related Party Transactions

2023-Q2 Transactions

•	The Company expensed $0.8 million in stock-based compensation relating to options held by Officers and Directors of the Company (2022-YTD; $nil).

•	The Company appointed a new Chief Financial Officer and Corporate Secretary. On appointment, the Company granted the new Chief Financial Officer and Corporate Secretary 1,250,000 stock options.

•	On June 16, 2023, the Company appointed a new member to the Board of Directors.
•	Officers and Directors of the Company held an aggregate of 37,219,510 common shares and 7,484,375 stock options.

28

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

2022-YE Transactions

•	On September 15, 2022, the Company issued the CAD$17,000,000 Convertible CPIL Note an entity related to the President and Director of the Company.

•	On September 19, 2022, a member of the Board of Directors resigned, and the Company appointed a new President and Director.

•	On October 7, 2022, the Company granted 3,200,000 stock options to existing Directors of the Company at an exercise price of $0.135 to purchase common shares in the capital of RWB.

•	Officers and Directors of the Company held an aggregate of 23,649,654 common shares and 6,746,875 stock options.
•	During 2022-YE, 875,000 stock options were forfeited by past Officers and Directors of the Company.

The Company identified close members of the family of key management personnel that currently represent lenders to the Company during 2022-YE review of related party disclosures in accordance with IFRS IAS 24 and Public Company Accounting Oversight Board AS2410 and U.S. Securities and Exchange Commission Rules and Regulations. Related disclosures are set out in note 26 of the recently filed Financial Statements available on SEDAR+.

COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On August 19, 2022, Greenlane Holdings, LLC filed a lawsuit against Red White & Bloom Brands, Inc.; RWB Platinum Vape, Inc.; Platinum Vape, LLC; and Vista Prime Management, LLC (collectively, the “RWB Entities”) in the Superior Court of California, County of Orange (the “Lawsuit”). The RWB entities answered the complaint, generally denying Greenlane’s allegations and claims, on October 7, 2022. On November 16, 2022, the RWB Entities filed a motion to dismiss the Lawsuit on the grounds of inconvenient forum. Shortly thereafter, the parties agreed to voluntarily submit their dispute to binding arbitration before the American Arbitration Association in Florida (the “Arbitration”). The Lawsuit is stayed pending the outcome of the Arbitration. An Arbitration hearing has been set for July 19-20, 2023; however, the hearing has been continued to a later date (not yet set) pending resolution of a motion by Greenlane to join additional parties in the Arbitration. Greenlane and the RWB Entities participated in two mediation sessions with Judge Amy Hogue (ret.) in California on June 13 and 22, 2023. Although the parties have discussed the possibility of settlement, no agreement has been reached at this time.

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed interim consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's condensed interim consolidated financial statements.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021, applicable regulations continue to evolve and are subject to change and differing interpretations in each jurisdiction where licensure is maintained for operations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

On June 4, 2020, the Company acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under this agreement, the Licensor granted an exclusive, non- transferable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD.

29

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

The Rights for the State of Florida were denied for use by the state regulatory body (OMMU), and the Company did not receive a THC license in the State of Illinois. In addition, on February 23, 2022, the Company received a cease-and-desist notice from the Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. The first licensing period under the agreement was for a period of 18 months which was completed on December 20, 2021. The Company recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, December 31, 2021. Given the aforementioned events and the Company’s position, supported by defenses presented to the Licensor, the Company reversed the accrued license liability, in the amount of $8,135,473, remaining after February 23, 2022 and up to current fiscal year ending December 31, 2022. The Company has entered into negotiations with respect to any outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. To date, the Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the Licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in Financial Statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern

The Financial Statements have been prepared on the assumption that the Company will continue as a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business as they come due. The ability of the Company to continue operations as a going concern is ultimately dependent on increasing revenues, decreasing costs, improving cash flows, having adequate sources of funding from debt facilities (both incumbent and prospective), and other potential capital market resources such as equity financing.

Management continually monitors and evaluates the Company’s liquidity by reviewing near term capital requirements, including those created by maturing debt, and ensuring planning and budgeting controls and processes are in place which confirm sufficient resources are available to finance the Company’s ongoing operations including burdened payroll, facility costs including lease payments (as applicable), net working capital investment, capital expenditures, and debt service requirements.

The Company’s primary sources of liquidity are cash from sales of goods and services to its Retail (direct to consumer) and Distribution (direct to retailer) customers, Licensing revenue (direct to licensee), debt financing and equity financing. As at 2023-YTD, the Company had no off-balance sheet arrangements (2022-YE; $nil).

The objective when managing the Company’s liquidity and capital structure is to maintain sufficient cash to fund working capital needs. As at 2023-YTD, cash and cash equivalents were $3.9 million (2022-YE; $2.7 million) and the Company had negative working capital (current assets less current liabilities) of $82.7 million (2022-YE; $35.5 million). The Company will remain primarily reliant on debt financing and equity markets, in the short term, for prospective funding required to meet its ongoing obligations.

The Company believes that the current capital resources are not sufficient to service its ongoing cash requirements for the next twelve months and, as a result, has secured additional capital resources via the CAD RGR Grid Note and the USD RGR Grid Note to ensure that it can continue to drive growth in its respective Distribution, Licensing, and Retail operations, fund corporate overheads, and capitalize on select growth opportunities; both organic and acquisitive. The reader is referred to the debt section below for details on the CAD RGR Grid Note and the USD RGR Grid Note. The Company has also activated incremental revenue generation in 2023-Q2 through its Licensing segment which is driving the advancement of the Company’s asset light growth initiative.

The Company continues to monitor the current economic and financial market conditions and evaluate their impact on the Company's liquidity and future prospects.

30

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

These adjustments do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to sustain itself as a going concern in the normal course of operations. Adjustments of this nature could be material.

Cash flow Highlights

The following is the cash flow from operating, investing, and financing activities by the Company for 2023-YTD, and 2022-YTD is as follows:

	2023-YTD	2022-YTD	Variance
	$	$	$
Cash used in operating activities before changes in non-cash working capital	(5,708,718)	(21,709,761)	16,001,043
Net change in non-cash working capital items	(2,198,026)	21,504,713	(23,702,739)
Net cash provided by (used in) operating activities	(7,906,743)	(205,048)	(7,701,695)
Net cash provided by (used in) investing activities	(1,307,114)	54,543,262	(55,850,376)
Net cash provided by (used in) financing activities	12,140,738	(53,531,497)	65,672,235

Net cash used in operating activities for 2023-YTD, including the change in non-cash working capital, was $7.9 million, an increase of $7.7 million compared to $0.2 million of net cash used by operating activities for 2022-YTD. Cash used in operating activities before non-cash working capital was $5.7 million, a $16.0 million decrease from $21.7 million for 2022-YTD. Operating activities were affected by the net change in non-cash working capital of $23.7 million, decreasing from $21.5 million provided by non-cash working capital items for 2022-YTD to $2.2 million used by working capital items for 2023-YTD due to the following activities:

•	Cash used by accounts receivable during 2023-YTD was $7.2 million, a $6.9 million increase when compared to $0.3 million used during 2022-YTD. The increase is the result of 95% of the Company’s revenues being generated by the Distribution and Licensing sales channel which allows for credit terms, compared to 62% of revenues through sales channels allowing credit terms during 2022-YTD.

•	Cash provided by prepaid expenses for 2023-YTD was $0.1 million, a $0.3 million increase compared to $0.2 million used for prepaid expenses for 2022-YTD.

•	Cash used on deposits for 2023-YTD was $2.3 million, a 100% increase from that used for 2022-YTD. The increase is largely due to a $4.0 million deposit paid to arm’s length vendor for a purchase commitment for qualified biomass to be harvested in late 2023, and $1.6 million in other vendor deposits. The increase is offset by a refund during 2023-YTD for a $2.7 million deposit held at 2022-YE from the Florida Office of Medical Marijuana Use (“OMMU”) and the realization of other deposits during 2023-YTD.

•	Cash used for inventory for 2023-YTD was $3.2 million, a $3.9 million decrease from $7.2 million used for 2022-YTD. This decrease can be attributed to improved inventory management, and a reduction in costs for raw materials and other inputs.

•	Cash provided by biological assets was $4.2 million, a $4.4 million increase from cash used for biological assets of $0.2 million for 2022-YTD. This increase is due to primarily to the movement of biological assets into raw materials inventory through to the end of 2023-Q2.

•	Cash provided by accounts payable and accrued liabilities for 2023-YTD was $1.5 million, a $20.8 million decrease from $22.3 million in cash provided for 2022-YTD. The decrease is primarily related to the prior year addition of the accounts payable and accrued liabilities acquired in the Pharmaco Acquisition concluded in February 2022.

•	Cash of $0.7 million used for other assets increased 100% for 2023-YTD when compared to 2022-YTD. The increase is the result of the investment in the Company’s various insurance policies maturing through fiscal 2024.

Net cash used in investing activities for 2023-YTD was $1.3 million, a $55.8 million increase when compared to $54.5 million in cash provided by investing activities for 2022-YTD. The increase is predominantly due to the $55.3 million in cash received for the sale of assets through the Company’s investment in its subsidiary, MAG, and cash $0.7 million in cash received for the Pharmaco Acquisition in 2022-YTD. The Company did not sell any investments during 2023-YTD. The reader is referred to the Acquisition section for details on the Pharmaco Acquisition and to Discontinued Operations section for details on the sale of Mid-American Growers, Inc.

31

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

Net cash received from financing activities for 2023-YTD was $12.1 million, a $65.6 million increase in net cash received from financing activities when compared to $53.5 million used for 2022-YTD. The increase is largely the result of the Company settling $51.3 million on its outstanding credit facility to Bridging Finance, Inc., in 2022-YTD with the proceeds from the sale of the MAG assets (noted above). The increase is also attributable to the addition of $17.0 million in notes payable, offset by $3.6 million in principal and interest payments during 2023-YTD. See Debt below for additional information on the Company’s financing activities, including notes payable and convertible debentures.

Debt

2022-YE Debt Restructure

On September 15, 2022, the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement (the “Debt Restructure”). The Company assessed the modification of existing debt under IFRS 9 Financial instruments and recorded gains and losses mentioned below accordingly. Terms of the notes payable incorporated in the debt restructuring were as follows:

a)	Existing debt owing to RGR was consolidated into a new secured USD$25.9 million promissory note (the "USD$25,885,000 RGR Note"). The USD$25,885,000 RGR Note bears an interest rate of 15%, compounded monthly with principal and interest payable on September 12, 2024. The note is secured by the Company's interest in its subsidiary, RWB Michigan, LLC. The existing debt consolidated into the USD$25,885,000 RGR Note is as follows:

•	USD$19,370,020 principal and USD$2,028,441 in related interest thereon
•	USD$16,750,000 RGR Note: USD$16,750,000 principal and USD$733,917 in related interest thereon
•	Less: USD$13,000,000 payment made to RGR
•	Plus: Administrative fee USD$2,622

Modification of the USD$19,370,020 RGR Note and the USD$16,750,000 RGR Note resulted in a net gain on extinguishment of $108,293.

b)	New debt totaling CAD$2,210,000 (the "CAD$2,210,000 BJMD Note") bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

c)	Amendment to extend the USD$5,000,000 Oakengate Investments Note plus USD$850,000 in related interest into a new USD$5,850,000 note (the "USD$5,850,000 OIL Note") at 12% interest rate. Blended monthly payments of USD$250,000 with payments applied first to interest and residual applied to principal, with the remaining principal balance due September 12, 2024. The modification of the USD$5,000,000 Oakengate Investments Note triggered an extinguishment resulting in a $21,633 loss.

d)	New debt totaling USD$6,540,000 (the "USD$5,000,000 SDIL Note" and the "USD$1,540,000 TAII Note) bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest are due September 12, 2024. The USD$5,000,000 SDIL Note, the USD$1,540,000 TAII Note and a USD$2,959,495 outstanding balance owing to RGR on an existing total USD$11,550,000 RGR Note were immediately consolidated into the following new notes:

•	USD$2,887,000 TAII Note
•	USD$6,349,000 SDIL Note
•	USD$269,000 SIL Note

Each of the above 3 notes attracts a 12.5% interest rate, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest are due September 12, 2024. The modification to the USD$11,550,000 RGR Note resulted in an extinguishment loss of $4,298.

32

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

e)	Existing debt owing on the USD$5,400,000 DICL Note was amended to extend the maturity dates to September 12, 2024. The modification resulted in a $1,683,573 loss on extinguishment. On extinguishment, the new note (the USD$5,400,000 DICL Convertible Note) was established and reclassified to convertible debt along with a related derivative liability component.

f)	Existing debt owing on the USD$5,400,000 SIDL Note was amended to extend the maturity dates to September 12, 2024. The modification resulted in a $1,683,573 loss on extinguishment. On extinguishment, the new note (the USD$5,400,000 SIDL Convertible Note) was established and reclassified to convertible debt along with a related derivative liability component.

g)	The Company issued new convertible debt in the amount CAD$17,000,000 to C-Points Investments Ltd, (the “CAD$17,000,000 CPIL Convertible Note”), a Company related to RWB. The term of the note is 2 years at an interest rate of 8% per annum. The proceeds of the CAD$17,000,000 CPIL Convertible Note were used to settle USD$13,000,000 in debt owing on the USD$19,370,020 RGR Note. The Company valued the CAD$17,000,000 CPIL Convertible Note using the residual method which resulted in a $14,893,017 allocation to long-term convertible debt liability and $2,106,983 to convertible debt reserve which is included in contributed surplus on the statement of financial position. The liability portion of the CAD$17,000,000 CPIL Convertible Note will amortize over the 2-year term at an effective interest rate of 16.43%.

Notes payable

The Company has secured financing from various sources since inception in order to execute its strategy of driving the growth of its Distribution, Licensing, and Retail operations and other strategic operating initiatives, and fund corporate overheads. The various financings have aided the Company in expanding its operations and has been a source for funding required for acquisitions, and other development costs.

As at 2023-YTD, and 2022-YE the Company had the following outstanding notes payable:

	Date of Issue	Maturity date	Interest(ii)	As at 2023-YTD	As at 2022-YE
			%	S	$
USD$828,200 - City of San Diego	2021-10-25	On Demand	7.00%	660,225	686,267
Due to Oakshire	various	On Demand	0.00%	1,124,076	1,149,885
$16,218 - Ford loan	2020-11-01	2023-01-12	5.90%	—	325
$26,872 - Ram loan	2020-09-01	2023-08-15	7.39%	—	4,739
USD$25,885,000 RGR Note(i)	2022-09-15	2024-09-12	12.50%+PIK	38,629,231	36,677,932
USD$2,887,000 TAII Note	2022-09-15	2024-09-12	12.50%+PIK	4,107,690	3,939,834
USD$6,349,000 SDIL Note(i)	2022-09-15	2024-09-12	12.50%+PIK	8,943,300	8,664,359
USD$269,000 SIL Note	2022-09-15	2024-09-12	12.50%+PIK	386,618	367,099
USD$18,300,000 VRT Note	2022-09-13	2024-02-12	12.90%+PIK	24,513,732	24,849,083
USD$ RGR Grid Note(i)(iii)	2022-11-01	2024-09-12	12.00%	24,416,491	10,765,408
CAD$2,210,000 BJMD Note(i)	2022-09-15	2024-09-12	12.50%+PIK	24,429	2,226,776
CAD$2,710,000 BJMDSD Note(i)	2023-02-01	2024-09-12	12.50%+PIK	2,876,791	—
CAD$ RGR Grid Note(i)	2023-03-27	2024-09-12	12.00%	16,246,936	—
Total notes payable				121,929,519	89,331,707
Short-term notes payable				28,332,509	1,974,584
Long-term notes payable				93,597,010	87,357,123

(i)Held by a related party (page 28) / (ii)See below for details on PIK interest / (iii) Note as at 2022-YE was referred to as the USD$7,850,000 RGR Note.

For 2023-YTD, the Company had the following transactions relating to notes payable.

On March 27, 2023, the Company entered into a secured note payable agreement with RGR to document Canadian dollar advances made by RGR to the Company (the “CAD RGR Grid Note”), maturing on September 12, 2024; secured by a first priority security interest in, and pledge of the equity ownership interest of the Company’s subsidiary; RWB Michigan, LLC. The CAD RGR Grid Note will bear interest at an aggregate rate of 12% per annum with interest payments due on the last day of each month. During the period ended June 30, 2023, the Company was advanced an additional $16,067,225 under the CAD RGR Grid Note. Of the amount advanced, $14.0 million was utilized to fund the acquisition of the AH Note Receivable (page 23). Interest incurred for the three and six months ended June 30, 2023, was $0.2 million, and $0.2 million, respectively.

33

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

On March 10, 2023, the Company entered into a secured note payable amending the agreement with RGR to document US dollar advances made by RGR to the Company (the “USD RGR Grid Note”). The USD RGR Grid Note initially provides for an amendment to an existing USD$5.9 million note (the USD$5,850,000 RGR Note) and an additional USD$2.0 million in funding, for a change in principle with all other terms and conditions remaining the same as the USD$5,850,000 RGR Note, with future advances to be documented as part of the USD RGR Grid Note. As at year-end December 31, 2022, the Company referred to the USD$5,850,000 RGR Note and the additional $2.0 million in funding as the USD$7,850,000 RGR Note. During 2023-YTD, the Company was advanced an additional USD$10.8 million in relation to the USD RGR Grid Note and has made principal repayments of USD$1.0 million. Interest incurred for the three and six months ended June 30, 2023, was USD$0.4 million, and USD$0.7 million, respectively. Proceeds from the advances made under the USD RGR Grid Note during 2023-YTD were used for working capital purposes.

On February 1, 2023, the Company amended the secured CAD$2,210,000 BJMD Note to update the principal from $2.2 million to $2.7 million, renaming the loan from the “CAD$2,210,000 BJMD Note” to the “CAD$2,710,000 BJMDSD Note,” with all other terms and conditions remaining the same. $0.5 million in additional funding was received by the Company on amendment. Interest incurred for the three and six months ended June 30, 2023, was $0.09 million, and $0.1 million, respectively. Proceeds from the funding were used for general corporate purposes.

During 2023-YTD, the Company substantially satisfied all of its material financial covenants. Covenants include preservation of corporate existence, compliance with laws, maintenance of taxes payable, maintenance of records, maintenance of properties, inspection, insurance coverage, perform obligations, and notice of certain events.

Convertible debentures

The Company's continuity of its convertible debentures for 2023-YTD, and 2022-YE is as follows and is presented in Canadian dollars:

Total
$
Carrying Value, December 31, 2021	26,017,720
Issuance of convertible debentures	17,019,681
Less: debt issuance costs	(19,681)
Net proceeds from issuance of convertible debentures	17,000,000
Reclassification of convertible debenture	17,810,090
Reclassification of debt issuance costs	(15,832)
Amounts classified as an embedded derivative liability	(3,119,904)
Amounts classified as equity, net of transaction costs	(2,106,983)
Convertible debentures at amortized cost	55,585,091
Reclassification of interest accretion	1,918,294
Interest accrued	4,281,074
Interest accretion	2,830,910
Effects of foreign exchange	281,974
Carrying Value, December 31, 2022	64,897,343
Short-term, December 31, 2022	—
Long-term, December 31, 2022	64,897,343
Carrying Value, December 31, 2022	64,897,343
Additional interest	1,246,874
Interest accrued	2,745,997
Interest accretion	2,134,457
Effects of foreign exchange	(1,175,771)
Carrying value, June 30, 2023	69,848,900
Short-term, June 30, 2023	37,083,621
Long-term, June 30, 2023	32,765,279

34

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

The Company did not issue any new convertible debentures during 2023-YTD.

During 2023-YTD, the Company satisfied all material financial covenants associated with its convertible debentures. Covenants include preservation of corporate existence, compliance with laws, maintenance of taxes payable, maintenance of records, maintenance of properties, inspection, insurance coverage, perform obligations, and notice of certain events. For more in-depth details on the convertible debentures, refer to the Company’s 2022 Annual Financial Statements.

Credit Facility

A continuity of the Company’s 2023-YTD, and 2022-YE secured credit facility is as follows:

$
Balances, December 31, 2021	65,472,909
Reallocation from accounts payable and accrued liabilities	2,686,621
Accrued interest	3,830,665
Interest payments	(6,049,367)
Principal payments	(48,389,160)
Balances, December 31, 2022	17,551,668
Amendment Fee	136,000
Finance charge	756
Accrued interest	1,055,287
Interest payments	(354,156)
Amendment fee payment	(91,059)
Balances, June 30, 2023	18,298,496

The total interest, in relation to the credit facility, recorded for 2023-Q2 and 2023-YTD was $0.5 million and $1.1 million, respectively (2022-Q2 and 2022-YTD; $0.6 million and $1.7 million, respectively).

2023-YTD amendments

On January 30, 2023, the Company further extended the maturity date to July 31, 2023, with no other changes to existing terms. The January 30, 2023, extension was subject to an amendment fee of $136,000.

As at the date of these Financial Statements, the Company and PwC, a receiver engaged on behalf of Bridging Finance, Inc., are collaboratively engaged in negotiations to settle the Credit Facility with the instrument having matured on July 31, 2023. As of the date of the MD&A, no definitive agreements have been finalized in this regard. The Company remains confident that it can complete the transaction on terms agreeable to both parties.

2022-YE amendments

On August 16, 2022, the Company extended the termination date on its credit facility, extending the maturity date to October 31, 2022, while maintaining the same terms and conditions; interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month. The credit facility was again extended on January 30, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

35

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

See 2022 Annual Financial Statements for a discussion of the Company’s financial instruments and risk management.

OTHER RISKS AND UNCERTAINTIES

See the 2022 Annual Management Discussion and Analysis for a discussion of other risks and uncertainties.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in these circumstances but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing this MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Statements are consistent with those disclosed in the 2022 Annual Financial Statements.

The information provided in this report, including the Financial Statements, is the responsibility of management. In the preparation of the Financial Statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. management believes such estimates have been based on reasonable judgments and have been properly reflected in the accompanying Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

New standards and amendments to existing standards have been issued and may be applicable to the Company for its annual periods beginning on or after January 1, 2023.

The Company adopted the following new standards and amendments to standards that were effective January 1, 2023. These changes did not have a material impact on the Interim Financial Statements.

-	Amendments to IAS 37 Onerous Contracts and the Cost of Fulfilling a Contract (“IAS 37”)
-	Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
-	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)
-	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“IAS 12”)

See the Company’s 2022 Annual Financial Statements for a summary of future accounting standards not yet adopted.

36

MANAGEMENT DISCUSSION AND ANALYSIS For the three and six months ended June 30, 2023, and 2022

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer ("CEO"), President, and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated Financial Statements for external purposes in accordance with IFRS. The design of the Company's internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. The lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is compensated for by senior management monitoring of relevant at-risk activities including the monitoring of key performance indicators for its various operating segments. The aforementioned officers, specifically the President and CFO, have and will continue to closely monitor essential operational and financial activities of the Company and also diligently invest in increasing the level of oversight in vital workflows. It is important to note that continuous monitoring of internal controls may also require the Company to hire additional staff or supplement skillsets within its existing ranks to be able to implement a more robust series of internal controls. Management has chosen to disclose the potential risk in its filings and will continue to diligently assess the cost and timelines to implement enhancements to staffing and processes that continue to strengthen its existing internal controls infrastructure.

37